UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON TECHNOLOGIES CORPORATION
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer's principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2020 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2020 and 2019

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2020 and 2019

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Raytheon Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Raytheon Savings and Investment Plan (the "Plan") as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 17, 2021

We have served as the Plan's auditor since at least 2002. We have not been able to determine the specific year we began serving as auditor of the Plan.

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Total investments at fair value (Notes 2 and 3)	$20,399,121,986	$18,790,792,949

Fully benefit-responsive investment contracts at contract value (Note 4)	2,061,550,282	1,840,186,647

Receivables
Notes receivable from participants	191,945,713	211,686,325
Receivables for securities sold	81,440,876	12,564,051
Accrued investment income and other receivables	22,482,776	14,798,615
Total receivables	295,869,365	239,048,991

Total assets	22,756,541,633	20,870,028,587
Liabilities
Payable for securities purchased	101,104,657	16,216,796
Accrued investment expenses and other payables	2,328,894	3,493,874
Total liabilities	103,433,551	19,710,670

Net assets available for benefits	$22,653,108,082	$20,850,317,917

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

2020
Additions to net assets attributable to:

Net appreciation of investments (Notes 2 and 3)	$1,516,809,246
Interest and dividends	584,220,608
Interest income on notes receivable from participants (Note 2)	9,455,777
Other revenue (Note 5)	351,746

Contributions
Employee contributions	859,505,485
Employer contributions	407,343,421
1,266,848,906
Total additions	3,377,686,283

Deductions from net assets attributable to:

Distributions to participants	$1,565,136,779
Administrative expenses	9,759,339
Total deductions	1,574,896,118

Increase in net assets available for benefits	1,802,790,165
Net assets, beginning of year	20,850,317,917
Net assets, end of year	$22,653,108,082

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019

1. Description of Plan

The following description of the Raytheon Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company, a wholly owned subsidiary of Raytheon Technologies Corporation ("RTC," the "Company" or the "Plan Sponsor"). Most Raytheon Company employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in employer stock, as discussed below, is an employee stock ownership plan ("ESOP") that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the "Trust"). Amounts held in a participant's account are invested at the direction of the participant among the investment options made available under the Plan.

On April 3, 2020 (the "Merger Date"), Raytheon Company became a wholly owned subsidiary of RTC. Prior to the Merger Date, the Plan's Coordinating Investment Fiduciary (who was appointed by Raytheon Company's Investment Committee) was responsible for determining the investment options available under the Plan, except that Raytheon Company's Investment Committee (which was appointed by Raytheon Company's Chief Executive Officer) was responsible for making determinations regarding the investment option that invested in common stock of Raytheon Company (the "Raytheon Stock Fund"). Before the Merger Date, the portion of the Plan that is an ESOP was invested in Raytheon Company common stock.

Upon the Merger Date, each share of common stock of Raytheon Company issued and outstanding immediately prior to the effective time was converted into the right to receive 2.3348 shares of RTC common stock (and, if applicable, cash in lieu of fractional shares), less any applicable withholding taxes, and the Raytheon Stock Fund was converted into the Raytheon Technologies Stock Fund, which invests in common stock of RTC. From and after the Merger Date, the Raytheon Technologies Defined Contribution Investment Committee (which is appointed by the Raytheon Technologies Pension Administration and Investment Committee) is responsible for determining the investment options available under the Plan (including determinations regarding the Raytheon Technologies Stock Fund). Effective on and after the Merger Date, the portion of the plan that is an ESOP is invested in RTC common stock.

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $285,000 for the 2020 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2020, the annual employee pretax elective deferral contributions for a participant cannot exceed $19,500, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $57,000 for the 2020 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2020 may make pretax catch-up contributions up to $6,500. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most new Raytheon Company employees, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program ("RISP") (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most Raytheon Company employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019
participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant's most recent date of hire was before or after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, RTC common stock, fixed income securities and other investments including a self-directed brokerage account.

Effective as of January 1, 2020, participants may participate in the Student Loan Repayment Contribution ("SLRC") program in the Plan. An SLRC participant who makes qualified student loan repayments may receive an SLRC employer contribution of eligible earnings after the end of the year, up to the employer contribution for which the participant would otherwise be eligible under the Company match, less other employer matching contributions made within the Plan year. SLRC employer contributions are only made on behalf of SLRC participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment involuntarily without cause, or due to death or qualifying disability during such Plan year. For the year ended December 31, 2020, SLRC employer contributions were $4,443,444.

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). The allocation of Plan earnings (losses) is based on the participant's account balance and the elected investment allocation. Administrative expenses payable by the Plan are either directly charged to participant accounts or are paid from the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, Fidelity Workplace Services LLC ("FWS"), which is an affiliate of the Plan's Trustee, Fidelity Management Trust Company ("FMTC" or the "Trustee").

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the "Fixed Income Fund"), a stable value fund specifically managed for the Plan, into a competing fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a competing fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2020 and 2019, unallocated Plan forfeitures were $349,685 and $1,405,338, respectively. For the year ended December 31, 2020, forfeitures of $1,787,048 were used to reduce Company contributions and pay administrative expenses.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security ("CARES") Act in response to the negative impact on the U.S. economy caused by the coronavirus disease 2019 ("COVID-19") pandemic. The CARES Act included certain provisions affecting employee benefit plans. The Plan was impacted by certain provisions, including provisions that allowed participants to suspend payments on their loans through December 31, 2020 without causing the loan to become delinquent and go into default. Loan payments and interest payments are credited to the participant's account based on the participant's current investment election. At both December 31, 2020 and 2019, the interest rates on the outstanding loans ranged from approximately 3.25% to 9.50%.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019
Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions, and any rollover contributions and related earnings at any time, and all or a portion of participant pretax contributions, employer contributions and related earnings upon attainment of age 59 ½. Participants who have not reached age 59 ½ but who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant contribution rate for the next six months. In addition, the Plan also was impacted by provisions in the CARES Act that allowed participants to take up to a $100,000 distribution from qualified plans between January 1, 2020 and December 31, 2020. Distributions made under this provision in 2020 were $75,363,390. On termination of employment, a participant with a vested balance less than $1,000 will receive a lump-sum distribution unless the participant elects to defer distribution. If the vested balance is in excess of $1,000, a partial or lump-sum distribution can be requested at any time. If no distribution is requested the terminated participant will receive annual statutory distributions starting in the year in which the participant reaches the age of 70 ½, or the year of termination if later. The participant may elect to defer this initial payment until April 1 of the following year. Any excess over the annual statutory distributions may be deferred until the participant's death.

Participants who have investments in the Raytheon Technologies Stock Fund, which is primarily comprised of RTC common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $40,688,507 in dividends earned by the Raytheon Technologies Stock Fund in 2020, $799,995 was received in cash by participants who elected the cash payment option.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Fully benefit-responsive investment contracts ("FBRICs") are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Fixed Income Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.
Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding FBRICs, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses have been recorded as of December 31, 2020 or 2019. Participant loans that are classified as delinquent during the period are treated as distributions in that period based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019
Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, FWS.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Accounting Standards
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement: Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement ("Topic 820"), which eliminates the disclosure requirement of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and modifies certain disclosure requirements related to Level 3 recurring and nonrecurring fair value measurements. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted the standard on the effective date of January 1, 2020, and it did not have a material impact on its financial statements or disclosures.

Other new pronouncements issued but not effective until after December 31, 2020 are not expected to have a material impact on the Plan's financial statements or disclosures.

3. Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:	Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.
Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Certain investments that are measured at fair value using the net asset value per share ("NAV"), or its equivalent, practical expedient have not been classified in the fair value hierarchy.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 or 2019.

Investments in registered investment companies are valued at the closing net asset value reported on the last business day of the year. Investments in securities traded on a national securities exchange are valued at the exchange traded close.

The self-directed brokerage account is reported as a single type investment. Investments in the self-directed brokerage account consist of registered investment companies and exchange traded funds. These investments are valued in line with the fair value measurement levels described above.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value of the CCT. The NAV, as provided by the CCT's trustee or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCT, the CCT's trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019
The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy.

	Fair Value of Investment Assets as of 12/31/2020
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$5,922,616,089	$5,922,616,089	$—	$—	$—
Self-directed brokerage account	883,077,643	883,077,643	—	—	—
Employer common stock (2)	1,540,301,230	1,540,301,230	—	—	—
Common collective trusts	12,053,127,024	—	—	—	12,053,127,024
Total investments at fair value	$20,399,121,986	$8,345,994,962	$—	$—	$12,053,127,024

	Fair Value of Investment Assets as of 12/31/2019
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$5,237,637,221	$5,237,637,221	$—	$—	$—
Self-directed brokerage account	713,347,371	713,347,371	—	—	—
Employer common stock (2)	2,127,734,949	2,127,734,949	—	—	—
Common collective trusts	10,712,073,408	—	—	—	10,712,073,408
Total investments at fair value	$18,790,792,949	$8,078,719,541	$—	$—	$10,712,073,408
(1)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
(2)    As discussed in "Note 1: Description of Plan" at December 31, 2020, the employer common stock was held in Raytheon Technologies Corporation common stock and at December 31, 2019, the employer common stock was held in Raytheon Company common stock.
4. Fully Benefit-Responsive Investment Contracts ("FBRICs")

For the plan years ended December 31, 2020 and 2019, the Plan included the Fixed Income Fund, which held FBRICs issued by American General Life Insurance Company, JP Morgan Chase Bank, Pacific Life Insurance Company, Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Life Insurance Company. These FBRIC issuers are collectively referred to as the "FBRIC Providers."

The FBRICs make up the Synthetic Guaranteed Investment Contracts ("Synthetic GICs") and are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of FBRICs. Under the FBRICs, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments which are subject to FBRICs.

Income from the FBRICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the FBRICs.

The FBRICs accrue interest using a formula embedded in the contract called the "crediting rate." The FBRICs use the crediting rate formula to convert market value changes in the FBRICs' assets into income distributions in order to minimize the difference between the market and contract value of the FBRICs' assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019
that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The FBRICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include, but are not limited to, bankruptcy, default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the FBRICs Providers to pay further participant redemptions.

The Fixed Income Fund and the FBRICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans or transfers to non-competing investment options within the Plan). However, the FBRICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.Any substantive modification of the Plan or the administration of the Plan that is not consented to by the FBRIC Provider.
4.Complete or partial termination of the Plan.
5.Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.
6.Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed Income Fund.
7.Exclusion of a material group of previously eligible employees from eligibility in the Plan.
8.Any material early retirement program, group termination, group layoff, facility closing or similar program.
9.Any transfer of assets from the Fixed Income Fund directly to a competing option that would limit the ability of the fund to transact at no less than contract value.
10.Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan.

A FBRIC Provider may terminate a FBRIC at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the FBRIC in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A FBRIC Provider may also terminate a FBRIC if FMTC's investment management authority over the Fixed Income Fund is limited or terminated, as well as if all of the terms of the FBRIC fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating FBRIC Provider would not be required to make a payment to the Fixed Income Fund.

FBRICs generally impose conditions on both the Plan and the FBRIC Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the FBRIC. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The FBRIC Provider may be in default if it: breaches a material obligation under the FBRIC; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the FBRIC; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The FBRIC Providers' ability to meet their contractual obligations under the respective FBRICs may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a FBRIC Provider, the Plan was unable to obtain a replacement FBRIC, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019
FBRIC is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a FBRIC Provider and an inability to obtain a replacement FBRIC could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a FBRIC generally provide for settlement of payments only upon termination of the FBRIC or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each FBRIC Provider. FBRIC termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the FBRIC terminates due to the default of the FBRIC Provider (other than a default occurring because of a decline in its rating), the FBRIC Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a FBRIC terminates due to a decline in the ratings of the FBRIC Provider, the FBRIC Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the FBRIC. If the FBRIC terminates when the market value equals zero, the FBRIC Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant-initiated withdrawal requests. FBRIC termination also may occur by either party upon election and notice.

The FBRIC Provider may elect to terminate the FBRIC for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each FBRIC for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the FBRIC apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the FBRIC and the contract can terminate in segments over a period of time. In the event a FBRIC Provider sought to terminate its FBRIC or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that FBRIC Provider with another financial institution.

Plans investing in FBRICs and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the FBRICs, risk associated with interest rate fluctuations and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

5. Certain Transactions Involving Related Parties and Parties-In-Interest

The Trustee and the record keeper of the Plan are parties-in-interest with respect to the Plan. Certain Plan transactions involve the Trustee, the record keeper or other affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee. The Plan also pays fees to the Trustee and the record keeper. In addition, the Plan has an agreement with the record keeper whereby certain credits are paid to the Trust by the record keeper and are held in Trust accounts until they are used to pay administrative expenses of the Plan or are allocated to the accounts of participants. For the year ended December 31, 2020, $351,746 of such credits were earned by the Trust.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of Raytheon Company, and who are therefore parties-in-interest with respect to the Plan.

The Plan Sponsor is a related party and party-in-interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of RTC common stock (and previously Raytheon Company common stock). Purchases amounted to $46,194,304 and sales amounted to $94,176,404 for the year ended December 31, 2020. Dividend income from shares of RTC common stock (and previously Raytheon Company common stock) amounted to $39,888,512 for the year ended December 31, 2020.

The Plan also incurs certain administrative expenses paid to parties-in-interest.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

6. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2020 and 2019
amounts in their account.

7. Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Company believes that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Plan may, from time to time, hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2020 or 2019. The Plan is subject to examinations by taxing jurisdictions. The Company believes the Plan is no longer subject to federal tax examination for years prior to 2017.

8. Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment managers and FBRIC Providers have credit policies in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Investment Contracts
Abbvie Inc	3.6% 5/14/25	1,635,000	$1,821,900
Abbvie Inc	3.2% 11/21/29	5,835,000	6,535,948
Abbvie Inc	3.45% 03/15/22	2,295,000	2,366,877
Abbvie Inc	3.25% 10/01/22	700,000	729,111
Abbvie Inc	2.6% 11/21/24	2,035,000	2,181,481
Abbvie Inc	2.3% 11/21/22	1,100,000	1,140,385
AEP Texas Inc.	3.95% 6/1/28	930,000	1,087,553
AerCap Ireland	5% 10/21	1,052,000	1,082,881
AerCap Ireland	4.875% 1/16/24	464,000	506,401
AerCap Ireland	3.15% 02/15/24	1,165,000	1,220,861
AerCap Ireland	4.125% 7/3/23	312,000	334,135
AIB Group	4.263%/VAR 4/10/25 144A	1,725,000	1,885,779
AIG Global Funding	2.3% 7/1/22 144A	331,000	339,922
AIG Global Funding	0.8% 07/07/23 144A	331,000	334,240
AIG Global Funding	0.9% 09/22/25 144A	1,000,000	1,001,794
Air Lease Corp	3% 09/15/23	413,000	434,179
Air Lease Corp	3.5% 01/15/2022	2,035,000	2,094,195
Air Lease Corp	4.25% 2/1/24	987,000	1,070,987
Air Lease Corp	2.5% 02/01/25	810,000	838,342
Air Lease Corp	2.625% 07/01/22	600,000	615,448
Alabama Economic Settlement Authority	3.163% 9/15/25	295,000	312,287
Ally Auto Receivable Trust	2.92% 11/22	263,336	265,336
Ally Wholesale Enterprises LLC	2.7% 01/17/2023	800,000	800,715
Ally Wholesale Enterprises LLC	3.29% 05/15/2023	1,030,000	1,041,404
Altria Group Inc	2.85% 8/09/22	520,000	539,993
Altria Group Inc	3.4% 05/06/30	445,000	499,026
Altria Group Inc	2.35% 05/06/25	1,005,000	1,067,588
Altria Group Inc	3.49% 2/14/22	341,000	352,627
Altria Group Inc	3.8% 2/14/24	411,000	448,744
Amazon.com Inc	3.29% 05/15/2023	559,000	567,085
Ameren Corp	2.5% 9/15/24	480,000	511,472
American Express Co	3.375% 05/21	3,545,000	3,575,747
American Electric Power	3.7% 08/03/23	1,020,000	1,104,476
American Express Credit Account Master	2.99% 12/23	815,000	823,343
American Express Credit Account Master	3.06% 2/15/24	826,000	838,631
American Express Credit Account Master	2.67% 2/7/20	1,123,000	1,158,135
American Express Credit Account Master	2.87% 10/15/24	359,000	370,416
American Honda	1.2% 07/08/25	1,140,000	1,166,375
American Honda	0.4% 10/21/22	863,000	864,188
American International Group	4.125% 2/24	600,000	664,245

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
American International Group	3.3% 3/1/21	1,126,000	1,128,371
American Tower	2.25% 01/15/22	1,000,000	1,019,178
American Tower	2.4% 03/15/25	520,000	552,825
Ameriprise Financial Inc	3% 04/02/25	1,060,000	1,153,768
Amphenol Corp	3.2% 4/1/24	145,000	156,166
Anhueser-Busch	4.15% 1/23/25	793,000	902,937
Anthem Inc	2.95% 12/01/22	555,000	581,392
Aon Corp	2.2% 11/15/22	744,000	768,949
Apple Inc	1.65% 05/11/30	4,020,000	4,137,945
APT Pipelines	3.875% 10/22 144A	1,315,000	1,378,160
Arch Capital Finance	4.011% 12/15/26	375,000	435,937
AT&T Inc	3% 6/30/22	580,000	600,248
AT&T Inc	4.35% 3/1/29	5,370,000	6,400,126
AT&T Inc	2.3% 06/01/27	405,000	431,673
AT&T Inc	1.65% 02/01/28	1,081,000	1,102,438
Athene Global Funding	2.5% 01/14/25 144A	1,080,000	1,131,130
Ausgrid Finance	3.85% 5/1/23 144A	859,000	907,028
Autozone, Inc.	3.625% 04/15/25	1,055,000	1,181,548
Autozone, Inc.	3.125% 7/15/23	577,000	610,565
Avangrid Inc	3.2% 04/15/25	1,530,000	1,674,632
Avolon Holdings	3.95% 7/1/24 144A	1,105,000	1,166,894
Avolon Holdings	2.875% 02/15/25 144A	1,080,000	1,101,039
Avolon Holdings	4.25% 04/15/26 144A	880,000	947,871
AXA Equitable Holdings, Inc	3.9% 4/20/23	77,000	82,838
BAE Systems Plc	3.4% 04/15/30 144A	320,000	362,330
Baker Hughes	2.773% 12/15/22	1,375,000	1,435,988
Banco Bilbao Vizcaya Argentaria	1.125% 09/18/25	1,400,000	1,409,804
Banco Santander, S.A.	3.848% 4/12/23	800,000	859,236
Banco Santander, S.A.	3ML+112 04/23	400,000	404,015
Banco Santander, S.A.	3.5% 4/11/22	1,600,000	1,661,483
Banco Santander, S.A.	2.746% 05/28/25	600,000	640,386
Bank 2018-BN11 A2	3.784% 03/61	4,200,000	4,796,190
Bank of America Corp	3.289% 07/60	1,000,000	1,090,041
Bank of America Corp	3.3% 1/11/23	2,285,000	2,422,453
Bank of America Corp	4% 01/22/25	1,225,000	1,376,482
Bank of America Corp	3.95% 4/21/25	1,120,000	1,262,507
Bank of America Corp	4.45% 3/03/26	1,815,000	2,115,171
Bank of America Corp	3.824%/VAR 1/20/28	2,740,000	3,145,992
Bank of America Corp	3.593%/VAR 07/28	1,560,000	1,771,496
Bank of America Corp	3.004%/VAR 12/20/23	5,472,000	5,762,024
Bank of America Corp	3.55%/VAR 3/24	2,250,000	2,403,993

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Bank of America Corp	3ML+63 05/22	1,335,000	1,350,809
Bank of America Corp	3.456% VAR 3/15/25	1,090,000	1,186,608
Bank of America Corp	1.97% VAR 10/24/26	6,308,000	6,390,553
Bank of America Corp	3.875% 08/01/25	1,110,000	1,265,865
Bank of America Corp	2.881%/VAR 4/24/23	1,050,000	1,083,483
Bank of America Corp	2.015%/VAR 02/13/26	1,590,000	1,666,068
Bank of America Corp	3.864% 07/23/2024	2,000,000	2,168,262
Bank of America Corp	2.456%/VAR 10/22/25	1,100,000	1,172,426
Bank of America Corp	1.319%/VAR 6/19/26	1,000,000	1,021,118
Bank of America Credit Card Trust	2.7% 7/17/23	1,000,000	1,003,009
Bank of America Credit Card Trust	0.34% 5/15/26	1,508,000	1,509,844
Bank of Montreal	1.85% 5/1/25	1,985,000	2,083,487
Bank of New York Mellon	2.661%/VAR 5/23	1,310,000	1,350,009
Bank of Montreal	1.6% 04/24/25	454,000	474,552
Bank of Nova Scotia	1.625% 05/01/23	1,750,000	1,800,246
Bank of Nova Scotia	1.3% 06/11/25	1,190,000	1,220,749
Bank of Nova Scotia	3.4% 2/11/24	1,000,000	1,088,050
Bank of Nova Scotia	0.55% 09/15/23	1,225,000	1,229,670
Bank of the West Auto Trust	2.11% 1/15/23	197,819	198,640
Bank of the West Auto Trust	3.52% 12/15/22	173,473	174,875
Bank of the West Auto Trust	2.43% 4/15/24	489,000	498,293
Bank of Tokyo-Mitsubishi	3.75% 3/10/24 144A	1,290,000	1,415,231
Banque Federative du Credit Mutuel	3.75% 7/20/23 144A	1,290,000	1,394,037
Banque Federative du Credit Mutuel	2.375% 11/21/24 144A	1,075,000	1,139,479
Barclays plc	1ML+68.5 12/15/31 144A	4,206,363	4,201,344
Barclays plc	4.337% 01/10/28	2,045,000	2,348,433
Barclays plc	4.972%/VAR 5/16/29	745,000	893,336
Barclays plc	2.852%/VAR 05/07/26	2,619,000	2,812,094
Barclays plc	3.684% 1/10/23	1,045,000	1,077,006
Barclays plc	4.61%/VAR 2/15/23	1,570,000	1,638,940
Barclays plc	3ML+161/VAR 5/7/25	2,000,000	2,187,656
Barclays plc	3.2% 08/10/21	2,000,000	2,032,967
Barclays plc	4.338/VAR 05/16/2024	650,000	703,459
Benchmark 2018-B7 Mortgage Trust A2	1.007%/VAR 12/10/24	677,000	681,528
Benchmark 2018-B8 Mortgage Trust A2	1.7% 05/12/22	230,000	234,062
BAT International Finance	1.668% 03/25/26	1,600,000	1,637,402
Bay Area Toll Authority	2.574% 4/1/31	1,495,000	1,612,238
Bayer US Finance	3% 10/08/21 144A	1,115,000	1,133,987
Bayer US Finance	4.25% 12/15/25 144A	850,000	971,413
BB&T Corporation	2.5% 8/1/24	460,000	489,862
BBCMS 2020-C8 A3	1.617% 10/15/53	4,300,000	4,383,911

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Benchmark 2018-B2 Mortgage Trust A2	3.6623% 02/51	856,000	894,559
Benchmark 2018-B2 Mortgage Trust A3	3.5439% 02/51	5,000,000	5,449,706
Benchmark 2018-B7 Mortgage Trust A2	4.377% 05/53	513,000	556,194
Benchmark 2018-B8 Mortgage Trust A2	4.149% 1/15/52	593,000	642,135
Benchmark 2019-B9 Mortgage Trust	2.667% 12/15/72	4,400,000	4,736,026
Berkshire Hathaway Energy	4.05% 04/15/25	1,871,000	2,118,078
Berkshire Hathaway Energy	2.8% 1/15/23	886,000	928,249
Berkshire Hathaway Inc	3.125% 03/15/26	230,000	256,923
BMARK 2020-B20 A3	1.9454% 10/15/53	2,500,000	2,595,604
BMW Floorplan Master Owner Trust	3.15% 5/15/23 144A	753,000	760,901
BMW US Capital	3.45% 04/12/23 144A	1,555,000	1,656,998
BMW US Capital	3.8% 04/06/23 144A	1,465,000	1,573,315
BMW US Capital	2.7% 04/06/22 144A	937,000	962,999
BMW Vehicle Lease Trust	3.26% 7/20/21	46,876	46,949
BMW Vehicle Lease Trust	2.84% 11/22/21	291,198	292,225
BNP Paribas	1.904%/VAR 09/30/28 144A	2,125,000	2,169,002
BNP Paribas	2.819%/VAR 11/19/25 144A	1,085,000	1,159,184
BNP Paribas	2.219%/VAR 06/09/26 144A	1,120,000	1,171,989
Boeing Co	5.15% 05/01/30	4,695,000	5,681,748
Boston Scientific Corp	3.45% 3/1/24	338,000	366,085
BP Capital Markets America	3.79% 2/24	1,520,000	1,660,885
BP Capital Markets America	3.245% 05/06/22	625,000	649,851
Canadian Natural Resources	3.194% 04/06/25	4,825,000	5,304,701
BP Capital Markets America	3.216% 11/28/23	1,125,000	1,206,089
BP Capital Markets America	2.937% 04/06/23	2,009,000	2,120,038
BPCE SA	4% 09/12/23 144A	1,480,000	1,609,985
BPCE SA	1.652%/VAR 10/06/26 144A	875,000	895,219
Braemar Hotels & Resorts Trust Series	1ML+06/15/35	1,440,000	1,402,807
Bristol Meyers Squibb	3.4% 07/26/29	1,800,000	2,094,628
Bristol Meyers Squibb	3.625% 05/15/24	4,375,000	4,795,870
Bristol Meyers Squibb	2.6% 05/16/22	865,000	892,509
Bristol Meyers Squibb	2.9% 07/26/24	1,000,000	1,085,123
British American Tobacco	2.789% 9/6/24	1,090,000	1,165,048
British American Tobacco	4.7% 04/02/27	545,000	640,612
British American Tobacco	3.222% 08/15/24	500,000	541,302
Broadcom Inc	4.11% 09/15/28	2,315,000	2,648,339
Broadcom Inc	3.459% 09/15/26	93,000	103,164
Broadcom Inc	3.15% 11/15/25	1,260,000	1,374,805
Broadcom Inc	4.7% 04/15/25	2,400,000	2,749,811
Bunge LTD Finance Corp	1.63% 08/17/25	1,195,000	1,234,789
Burlington North Santa Fe	4.1% 6/21	2,000,000	2,011,817
BX 2020-BXLP A	1ML+82.15 12/15/29 144A	1,204,897	1,205,271

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
California State	2.40% 10/1/25	720,000	781,574
Campbell Soup Company	3.65% 3/15/23	319,000	340,593
Canadian Imperial Bank	2.606%/VAR 7/22/23	1,610,000	1,665,426
Canadian Imperial Bank	2.55% 6/22	500,000	516,895
Canadian Natural Resources	2.95% 1/15/23	3,020,000	3,158,398
Canadian Natural Resources	3.45% 11/15/21	525,000	534,402
Canadian Natural Resources	2.05% 07/15/25	562,000	589,408
Canadian Pacer Auto Receivable Trust 2018-1A A3	3.088% 11/21 144A	17,314	17,334
Canadian Pacer Auto Receivable Trust 2018-2A A3	3.27% 12/22	397,857	402,866
Capital One Bank	2.65% 08/08/22	520,000	538,452
Capital One Bank	2.15% 9/6/22	295,000	303,178
Capital One Bank	2.28%/VAR 01/28/26	1,100,000	1,150,512
Capital One Financial	3.45% 4/21	3,660,000	3,687,178
Capital One Financial	3.9% 1/29/24	835,000	914,514
Capital One Financial	2.6% 05/11/23	1,270,000	1,331,280
Capital One Financial	3.2% 01/30/2023	1,000,000	1,053,547
Capital One Multi-Asset Execution Trust	2.84% 12/15/24	1,156,000	1,189,818
CarMax	3.13% 6/15/23	839,553	853,513
CarMax	1.97% 04/22	103,046	103,216
CarMax	2.98% 01/23	821,262	830,086
CarMax	2.68% 3/15/24	1,280,000	1,309,880
CarMax	2.11% 10/17/22	78,138	78,438
CarMax	3.36% 09/23	448,467	457,917
CarMax	3.05% 3/15/24	679,737	694,487
CarMax	0.5% 08/15/25	767,000	769,780
Carrier Global Corp	2.242% 02/15/25	601,000	636,296
CDP Financial Inc	3.15% 7/24 144A	620,000	678,476
Celanese US Holdings	3.5% 5/8/24	685,000	741,688
CenterPoint Energy	2.50% 09/01/22	189,000	195,352
CFCRE 2016-C4 Mortgage Trust A3	3.014% 05/58	2,500,000	2,679,195
CGDBB Commercial Mortgage Trust	1ML+79 7/28	1,900,170	1,900,890
Charter Communications Operating	4.908% 7/23/25	885,000	1,028,238
Charter Communications Operating	4.464% 7/23/22	3,445,000	3,631,768
Charter Communications Operating	2.3% 02/01/32	2,900,000	2,901,519
Chevron Corp	1.554% 05/11/25	1,200,000	1,246,360
Chevron Phillips Chemical	3.3% 5/23 144A	480,000	508,032
Chevron USA Inc	0.426% 08/11/23	549,000	551,717
Cigna Corp	4.375% 10/15/28	3,545,000	4,282,925
Cigna Corp	3.4% 9/17/21	730,000	745,688
Cigna Corp	3.75% 7/15/23	248,000	268,089

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Citibank Credit Card Issuance Trust	2.49% 1/23	1,020,000	1,021,253
Citibank N.A.	2.844%/VAR 5/20/22	3,930,000	3,967,593
Citibank N.A.	3.65% 1/23/24	1,000,000	1,092,992
Citigroup Commercial Mortgage Trust	4.149% 1/10/36	7,545,000	8,199,930
Citigroup Commercial Mortgage Trust	3.024% 9/45	390,550	399,692
Citigroup Commercial Mortgage Trust	3.093% 04/46	111,000	116,411
Citigroup Commercial Mortgage Trust	4.371% 9/46	294,000	320,709
Citigroup Commercial Mortgage Trust	4.131% 11/46	383,000	416,135
Citigroup Commercial Mortgage Trust	3.477% 5/10/47	221,510	231,829
Citigroup Commercial Mortgage Trust	3.356% 7/47	602,364	652,309
Citigroup Commercial Mortgage Trust	3.368% 02/49	457,000	486,323
Citigroup Commercial Mortgage Trust	3.212% 4/50	388,000	395,810
Citigroup Inc	4.4% 6/10/25	1,080,000	1,234,888
Citigroup Inc	4.45% 9/29/27	965,000	1,137,738
Citigroup Inc	3.7% 1/12/26	4,390,000	4,987,497
Citigroup Inc	2.7% 10/27/2022	1,050,000	1,091,982
Citigroup Inc	3.106%/VAR 04/08/26	4,810,000	5,254,206
Citigroup Inc	2.976%/VAR 11/5/30	2,230,000	2,454,650
Citigroup Inc	2.876%/VAR 07/24/23	2,439,000	2,533,511
Citigroup Inc	3.142%/VAR 1/24/23	2,116,000	2,175,811
Citigroup Inc	0.776%/VAR 10/30/24	1,140,000	1,147,310
Citigroup Inc	2.75% 04/25/2022	650,000	669,410
Citigroup Inc	2.312%/VAR 11/4/22	500,000	508,009
Citizens Bank	3.25% 2/14/22	2,005,000	2,064,185
Citizens Bank	2.25% 04/28/25	2,459,000	2,608,662
Citizens Bank	2.65% 5/26/22	450,000	463,194
Citizens Bank	2.375% 7/28/21	76,000	76,732
CNH Equipment Trust	3.12% 07/17/2023	399,613	404,759
Comcast Corporation	3.375% 08/15/25	565,000	630,334
Comcast Corporation	3.1% 04/01/25	1,858,000	2,044,179
Comcast Corporation	3.7% 04/15/2024	1,000,000	1,100,047
Comcast Corporation	3.95% 10/15/25	476,000	546,754
COMM 13-CR12 A4	4.046% 10/46	3,600,000	3,898,046
COMM 14-UBS6 ASB	3.387% 12/47	156,272	164,342
COMM 15-CCRE24 A4	3.432% 8/55	4,154,845	4,587,481
COMM 15-CR23 ASB	3.257% 05/48	294,021	309,895
COMM 15-CR26 ASB	3.373% 10/48	208,706	221,242
COMM 2012-CR3 A3	2.822% 10/45	423,422	434,109
COMM 2012-CR3 ASB	2.372% 11/45	179,779	182,120
COMM 2012-LC4 A4	3.288% 12/44	865,155	877,121
COMM 2013-300P	4.353% 8/10/30	2,620,000	2,803,385

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
COMM 2013-CR7 A4	3.213% 03/46	421,465	443,505
COMM 2013-CR7 ASB	2.739% 03/46	1,750,182	1,792,660
COMM 2013-CR8 A5	3.612% 06/46	301,000	320,865
COMM 2015-CR22 A2	2.856% 3/48	74,991	74,970
COMM 2015-CR22 ASB	3.144% 3/48	270,621	283,493
COMM 2015-CR23 A2	2.852% 05/48	177,214	178,623
COMM 2015-CR25 A3	3.505% 8/48	3,238,122	3,509,510
COMM 2015-DC1 A4	3.078% 2/48	3,000,000	3,161,485
Commonwealth Edison	3.4% 9/01/21	1,615,000	1,635,321
Commonwealth Edison	2.95% 08/15/27	1,040,000	1,154,186
Compass Bank	2.875% 6/29/22	1,992,000	2,064,211
Compass Bank	3.5% 6/11/21	610,000	616,890
Concho Resources Inc	3.75% 10/01/27	660,000	754,029
Cooperative RaboBank UA	1.339%/VAR 06/24/26 144A	1,180,000	1,204,694
Corporacion Andina De Formento	2.125% 9/27/21	485,000	490,466
Corporacion Andina De Formento	2.75% 1/23	400,000	414,252
Costco Wholesale Corp	1.375% 06/20/27	409,000	421,212
Cox Communications Inc	3.5% 8/15/27 144A	4,000,000	4,520,337
Credit Agricole S.A.	3.75% 4/24/23 144A	820,000	880,200
Credit Agricole S.A.	1.907%/VAR 06/16/26 144A	840,000	871,075
Credit Suisse	3% 10/29/21	2,280,000	2,329,999
Credit Suisse	3.574% 1/23 144A	2,050,000	2,112,075
Credit Suisse	2.193%/VAR 06/05/26 144A	795,000	830,648
Credit Suisse	3.625% 09/09/24	1,000,000	1,110,726
Credit Suisse	2.593%/VAR 9/11/25 144A	801,000	842,728
Credit Suisse	3.45% 4/16/21	1,500,000	1,513,743
Credit Suisse	2.1% 11/12/21	662,000	672,212
Credit Suisse	2.8% 04/08/22	478,000	493,451
Credit Suisse	1% 05/05/23	1,000,000	1,015,064
Credit Suisse	SOFR+45 02/04/22	1,080,000	1,081,896
Credit Suisse Mortgage Capital	1ML+98.535 5/15/36 144A	2,690,000	2,693,603
CSAIL 2015-C2 A-SB Commerical Mortgage Trust	3.2241% 6/57	302,786	318,130
CSAIL 2015-C3 A4	3.7182% 08/15/48	753,000	837,877
CSAIL 2017-CX9 A2 Commerical Mortgage Trust	3.0538% 9/15/50	641,000	661,474
CSAIL 2018-CX11 A-SB Commercial Mortgage Trust	4.0339% 4/51	2,400,000	2,710,974
CSAIL 2019-C15 Commercial Mortgage Trust	3.4505% 3/15/52	597,000	637,406
CVS Health Corporation	3.875% 7/20/25	2,000,000	2,266,326
CVS Health Corporation	5% 12/1/24	2,045,000	2,349,356
CVS Health Corporation	3.7% 03/09/23	270,000	289,027

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
CVS Health Corporation	1.3% 08/21/27	1,360,000	1,365,729
CVS Health Corporation	2.125% 6/01/21	1,000,000	1,005,920
CVS Health Corporation	3.35% 03/09/21	755,000	759,140
Daimler Financial	3.35% 5/21 144A	1,230,000	1,241,792
Daimler Financial	3.4% 2/22/22 144A	1,065,000	1,099,892
Daimler Financial	2.55% 8/15/22 144A	1,090,000	1,126,979
Daimler Financial	1.75% 03/10/23 144A	1,225,000	1,257,603
Daimler Financial	2.85% 1/6/22 144A	504,000	516,021
Daimler Financial	2.3% 2/12/21 144A	500,000	501,008
DBGS BIOD Mortgage Trust	1ML+80.3 05/35	1,647,447	1,647,424
DBUBS Mortgage Trust	4.537% 7/44	573,151	576,052
Deere & Company	2.75% 04/15/25	72,000	78,458
Dell Equipment Finance Trust	3.18% 06/22/23	47,593	47,778
Dell Equipment Finance Trust	0.57% 10/23/23	590,000	592,011
Deutsche Bank AG	3.375% 5/12/21	1,760,000	1,775,793
Deutsche Bank AG	2.129%/VAR 11/24/26	2,657,000	2,717,409
Diamond Finance	5.45% 6/23 144A	939,000	1,038,493
Discover Bank	3.45% 7/27/26	250,000	279,532
Discover Bank	3.35% 2/06/23	500,000	527,566
Discover Card Execution Note Trust	1ML+60 12/26	1,660,000	1,676,759
Discover Card Execution Note Trust	3.32% 3/24	1,038,000	1,060,734
Discover Card Execution Note Trust	3.04% 7/15/24	852,000	877,206
Discover Financial	3.75% 3/04/25	1,190,000	1,309,479
Dominion Energy Inc	2.715% 8/21	850,000	860,482
Dominion Energy Inc	3.3% 03/15/25	980,000	1,078,846
Dominion Resources Inc	4.104% 4/1/21	750,000	756,660
Dominion Resources Inc	2.5% 11/15/24	188,000	201,097
Dominion Resources Inc	2% 8/15/21	251,000	253,096
DowDuPont Inc.	4.205% 11/15/23	1,030,000	1,136,257
DTE Energy	2.25% 11/1/22	1,000,000	1,034,885
Duke Energy	3.95% 11/15/28	1,075,000	1,281,620
Duke Energy	1.8% 9/01/21	245,000	247,121
Duke Energy	3.05% 3/15/23	675,000	713,041
Ecopetrol S.A.	5.875% 09/18/2023	1,500,000	1,672,500
Electronic Arts	3.7% 3/01/21	1,080,000	1,082,441
Emera US Finance	2.7% 6/15/21	2,695,000	2,715,962
Enbridge Inc	2.9% 07/15/22	1,100,000	1,140,604
Energy Transfer Operating, LP	4.2% 04/15/27	880,000	969,311
Energy Transfer Operating, LP	4.95% 06/15/28	570,000	656,721
Energy Transfer Operating, LP	5.5% 6/1/27	500,000	589,021
Energy Transfer Operating, LP	3.75% 05/15/30	1,165,000	1,255,982

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Enterprise Products	3.9% 2/15/24	2,035,000	2,224,381
Enterprise Products	2.85% 4/15/21	323,000	324,576
Enterprise Products	2.8% 02/15/2021	305,000	305,861
Equinor ASA	1.75% 01/22/26	187,000	196,395
Equitable Financial Life	1.4% 07/07/25 144A	1,020,000	1,047,411
Equitable Financial Life	0.5% 11/17/23 144A	1,250,000	1,250,624
ERAC USA Finance	3.3% 10/22 144A	745,000	782,389
ERAC USA Finance	3.8% 11/01/25 144A	225,000	253,193
ERAC USA Finance	2.7% 11/1/23 144A	3,500,000	3,691,678
Erp Operating Lp	4.625% 12/15/21	15,000	15,432
Evergy Inc	2.45% 9/15/24	810,000	858,745
Eversource Energy	1.65% 08/15/30	1,345,000	1,338,762
Eversource Energy	2.5% 3/15/21	520,000	521,247
Eversource Energy	2.75% 3/15/22	574,000	589,128
Exelon Corporation	4.25% 6/15/22	1,290,000	1,346,923
Exelon Corporation	3.25% 06/01/25	935,000	1,020,998
Exelon Corporation	VAR 6/1/22	376,000	391,102
Experian Finance plc	2.75% 3/8/30 144A	1,795,000	1,947,905
Export Development Canada	2.5% 01/24/23	975,000	1,021,417
Fannie Mae	2.375% 01/19/23	480,000	501,958
Fannie Mae	2.5% 2/5/24	270,000	289,146
Fannie Mae	0.875% 08/05/30	1,500,000	1,472,309
Fannie Mae	0.375% 08/25/25	2,000,000	1,999,126
Fannie Mae	0.75% 10/08/27	3,000,000	3,011,831
Fannie Mae	G93-3 K 7% 2/23	4,645	4,858
Fannie Mae	6.625% 11/15/30	1,935,000	2,928,292
Fannie Mae	2001-7 PF 7% 3/31	1,646	1,964
Fannie Mae	2013-72 KE 3.5% 2/43	557,071	591,709
Fannie Mae	2015-M8 Ab2 2.829% 01/25	617,586	660,004
Fannie Mae	2016-M5 Ab2 2.375% 4/26	756,390	799,828
Fannie Mae	2016-M11 Ab2 2.254% 7/26	2,398,360	2,537,718
Fannie Mae	2016-M12 Ab2 2.362% 9/26	2,336,246	2,465,937
Fannie Mae	2018-M4 A1 VAR 11/27	1,614,508	1,745,839
Fannie Mae	2018-M7 A1 VAR 03/28	3,012,851	3,311,933
Fannie Mae	2018-M8 A1 VAR 09/27	3,443,978	3,832,173
Fannie Mae	2018-M14 A1 3.5778% 8/25/28	3,304,868	3,721,298
Fannie Mae	2018-M14 A2 VAR 08/28	3,100,000	3,648,599
Fannie Mae	2018-M13 A1 VAR 03/30	2,353,864	2,731,859
Fannie Mae	3.024% 8/25/28	4,090,701	4,462,873
Fannie Mae	2.079% 8/25/29	3,692,052	3,915,266
Fannie Mae	2% 2/25/31	4,089,935	4,319,309

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	2.142% 11/25/29	4,706,720	4,982,455
Fannie Mae	1.754% 5/25/33	2,815,913	2,899,295
Fannie Mae	15YR 5.50% 9/23 #AL0229	20,463	21,029
Fannie Mae	2001-44 PD 7% 9/31	4,411	5,304
Fannie Mae	2003-W4 2A 6.5% 10/42	6,288	7,153
Fannie Mae	7.50% 11/37 #888892	61,695	74,751
Fannie Mae	15YR 6.50% 1/23 #889111	33,029	34,207
Fannie Mae	15YR 6.00% 2/23 #889634	34,011	35,056
Fannie Mae	7.50% 11/38 #995504	57,449	69,531
Fannie Mae	1992-205 Z 7% 11/22	11,138	11,657
Fannie Mae	1994-40 Z 6.5% 3/24	42,180	45,269
Fannie Mae	1997-46 PL 6% 7/27	82,674	90,882
Fannie Mae	3.5% 4/25/42	3,049,913	3,262,430
Fannie Mae	2013-18 Md 1.75% 2/33	901,418	922,999
Fannie Mae	3% 5/25/42	3,535,915	3,620,363
Fannie Mae	2.25% 06/25/42	2,242,333	2,319,137
Fannie Mae	2013-73 Tk 3.5% 9/42	499,770	533,857
Fannie Mae	3% 11/25/2	4,790,954	4,893,019
Fannie Mae	2013-130 Cg 4% 6/43	491,826	522,978
Fannie Mae	2014-21 Ga 3% 4/39	77,574	77,555
Fannie Mae	2014-64 Nk 3% 12/37	78,022	78,001
Fannie Mae	3% 10/25/40	918,329	947,544
Fannie Mae	3.0% 01/25/42	1,080,000	1,120,975
Fannie Mae	3% 01/25/45	1,481,116	1,572,812
Fannie Mae	2015-7 Ga 3% 9/39	471,858	473,865
Fannie Mae	3% 7/25/40	1,993,052	2,014,141
Fannie Mae	3% 12/25/26	625,097	652,008
Fannie Mae	3% 03/25/46	1,996,911	2,123,967
Fannie Mae	2016-25 Ha 3% 2/38	127,344	127,438
Fannie Mae	2016-42 DA 3% 07/45	2,321,868	2,453,985
Fannie Mae	2017-4 BA 3.5% 05/41	582,618	587,807
Fannie Mae	2011-87 Ja 3% 6/25/40	336,621	340,302
Fannie Mae	2011-123 Jg 2.5% 3/41	1,022,884	1,063,613
Fannie Mae	1.75% 02/25/42	1,282,724	1,316,242
Fannie Mae	2017-96 KA 3% 01/55	3,173,461	3,365,495
Fannie Mae	3.5% 1/25/47	1,597,278	1,697,769
Fannie Mae	20YR 6.00% 9/21 #253999	1,035	1,046
Fannie Mae	20YR 6.00% 11/22 #254544	4,429	4,981
Fannie Mae	20YR 6.00% 10/27 #256928	51,699	58,463
Fannie Mae	20YR 6.00% 1/28 #257048	49,136	55,564
Fannie Mae	6.00% 2/28 #257076	44,759	50,615

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	4.0% 11/01/41 #AJ5301	973,010	1,079,610
Fannie Mae	3.5% 09/32 #AL2490	4,161,439	4,547,610
Fannie Mae	2.5% 07/01/28 #AL3922	1,365,612	1,427,025
Fannie Mae	4.0% 01/01/35 #AL6238	412,929	455,588
Fannie Mae	15Yr 3.5% 12/29#As4198	401,444	432,634
Fannie Mae	30Yr 3% 03/01/33 #AR8632	472,059	501,244
Fannie Mae	15Yr 3.5% 3/29#Av9229	316,359	339,059
Fannie Mae	20Yr 3.5% 05/01/35 #AY9087	801,555	872,931
Fannie Mae	5% 07/25/37	1,351,628	1,515,013
Fannie Mae	2009-10 AB 5% 3/24	2,949	3,076
Fannie Mae	2% 09/25	1,303,780	1,349,861
Fannie Mae	2010-68 Hj 4.5% 6/40	1,428,653	1,535,880
Fannie Mae	2010-104 Pg 2.5% 11/39	1,081,329	1,117,608
Fannie Mae	3% 2/1/33 #BM5464	2,153,966	2,274,777
Fannie Mae	30Yr 4.5% 10/45 #FM1677	1,984,573	2,223,109
Fannie Mae	15YR 6.00% 6/22 #944357	19,607	20,138
Fannie Mae	20Yr 3.0% 09/01/32 #AB6263	895,277	957,903
Fannie Mae	5.00% 7/30 #MA0472	3,811,782	4,276,081
Fannie Mae	20Yr 3.5% 06/01/32 #MA1084	648,004	699,024
Fannie Mae	3.5% 11/1/33 #MA1652	3,528,468	3,800,769
Fannie Mae	20Yr 4.0% 12/33/ #MA1689	1,452,743	1,580,124
Fannie Mae	30Yr 4% 11/01/40 #AE8218	834,879	926,154
Fannie Mae	2012-149 DA 1.75% 01/43	61,459	63,442
Fannie Mae	1.5% 1/25	408,073	414,184
Fannie Mae	1.5% 2/25/43	597,062	606,014
Fannie Mae	2013-16 GP 3% 3/33	296,765	310,123
Fannie Mae	1.85% 05/25/33	566,622	579,753
Fannie Mae	2014-83 P 3% 6/43	386,829	411,996
Fannie Mae	2015-28 P 2.5% 5/45	769,419	808,308
Fannie Mae	2015-28 Je 3% 5/45	625,878	665,316
Fannie Mae	2015-42 Le 3% 6/45	519,013	550,679
Fannie Mae	2015-54 GA 2.5% 07/45	65,570	68,428
Fannie Mae	2016-19 Ah 3% 4/46	360,455	383,785
Fannie Mae	2016-26 Cg 3% 5/46	1,135,769	1,206,350
Fannie Mae	2016-27 Hk 3% 1/41	582,714	620,921
Fannie Mae	2016-27 Kg 3% 1/40	244,057	260,453
Fannie Mae	2016-37 Bk 3% 6/46	1,179,096	1,251,680
Fannie Mae	2016-34 Gh 3% 6/46	1,085,296	1,167,178
Fannie Mae	2016-105 Pa 3.5% 4/45	485,105	515,335
Fannie Mae	2016-100 P 3.5% 11/44	841,785	899,643
Fannie Mae	2017-11 HA 3.5% 12/45	951,385	1,016,883

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	2017-20 AP 3.5% 03/45	1,149,902	1,221,729
Fannie Mae	2017-74 PA 3.5% 11/45	822,744	870,742
Fannie Mae	2% 06/25/35	1,451,306	1,503,637
Fannie Mae	2017-97 P 3% 01/47	620,597	656,885
Fannie Mae	2018-3 LP 3% 02/47	1,685,411	1,781,930
Fannie Mae	2018-16 NB 3.25% 12/44	464,094	473,757
Fannie Mae	2018-11 LA 3.5% 7/45	721,351	752,394
Fannie Mae	2018-44 PA 3.5% 06/44	1,614,191	1,632,882
Fannie Mae	3.5% 2/25/46	916,103	962,540
Fannie Mae	3.5% 10/25/44	811,026	860,058
Fannie Mae	2018-88 BA 4% 11/25/43	419,337	423,108
Fannie Mae	4% 3/25	440,248	473,990
Fannie Mae	4% 11/25/48	717,479	755,336
Fannie Mae	3% 3/25/48	2,256,793	2,364,733
Fannie Mae	3% 7/25	1,124,429	1,182,699
Fannie Mae	2.5% 10/25/39	674,566	702,701
Fannie Mae	6.50% 10/21 #254044	292	296
Fannie Mae	5.50% 11/34 #310105	197,583	227,734
Fannie Mae	20YR 2.5% 01/33#AL2974	152,810	163,212
Fannie Mae	20YR 2.5% 01/33#AL2975	180,002	191,411
Fannie Mae	20YR 2.5% 01/33#AL2976	99,011	105,008
Fannie Mae	20YR 2.5% 01/33#AL2982	124,185	133,105
Fannie Mae	15Yr 3.5% 10/29#Al5851	94,114	101,838
Fannie Mae	15Yr 3.5% 9/29#Al5878	247,491	267,802
Fannie Mae	15Yr 4.5% 11/25#Al8242	101,653	106,348
Fannie Mae	2.5% 10/1/31 #AS8010	470,139	495,689
Fannie Mae	20YR 6.50% 12/21 #545419	82	83
Fannie Mae	6.50% 7/32 #545759	10,548	12,314
Fannie Mae	6.50% 7/32 #545762	5,190	6,051
Fannie Mae	6.00% 4/25 #660719	26,851	28,315
Fannie Mae	2011-5 PA 4% 10/25	534	534
Fannie Mae	2011-26 PA 4.5% 04/41	203,180	224,931
Fannie Mae	4% 5/29 #BM5499	1,665,975	1,768,340
Fannie Mae	3% 12/31 #BM1790	442,856	466,726
Fannie Mae	3.5% 07/32#BM3929	807,616	871,204
Fannie Mae	3% 12/1/32 #BM5109	2,584,303	2,729,250
Fannie Mae	3% 9/1/32 #BM5110	1,233,830	1,303,803
Fannie Mae	3.5% 02/01/35 #FM1045	1,100,645	1,192,349
Fannie Mae	4.5% 6/1/39 #FM1045	79,751	87,318
Fannie Mae	4.5% 8/1/39 #FM1353	191,340	210,930
Fannie Mae	3% 6/1/33	753,102	795,106

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	4.5% 9/1/49 #FM1534	1,284,465	1,417,417
Fannie Mae	3.5% 9/1/34 #FM1577	943,147	1,021,728
Fannie Mae	3.5% 09/01/34 #FM1578	424,121	457,867
Fannie Mae	3.5% 10/01/34 #FM1579	295,066	317,346
Fannie Mae	4.5% #FM1774	142,831	156,383
Fannie Mae	2.5% 11/29 #FM2692	2,287,822	2,392,853
Fannie Mae	4% 03/01/34 #FM2867	2,850,339	3,120,784
Fannie Mae	3% 03/01/50 #FM2870	2,636,982	2,828,858
Fannie Mae	4% 02/01/34 #FM3001	1,458,043	1,589,094
Fannie Mae	3% 12/01/40 #FM4710	1,240,590	1,333,185
Fannie Mae	3% 12/01/40 #FM4711	1,622,556	1,732,506
Fannie Mae	6.50% 11/22 #735137	1,101	1,123
Fannie Mae	6.50% 12/32 #735415	5,468	6,379
Fannie Mae	6.50% 7/35 #745092	5,975	7,027
Fannie Mae	15YR 4.50% 7/21 #845515	144	144
Fannie Mae	15YR 4.50% 1/21 #852735	2	2
Fannie Mae	6.50% 8/36 #888034	7,256	8,441
Fannie Mae	6.50% 8/36 #888544	28,338	33,176
Fannie Mae	5.50% 2/37 #904918	8,593	9,880
Fannie Mae	15YR 6.00% 1/24 #995425	30,334	31,675
Fannie Mae	15YR 6.50% 2/24 #995658	14,806	15,667
Fannie Mae	8.00% 11/37 #995783	8,936	10,526
Fannie Mae	3.00% 11/32 #MA1237	1,841,012	1,958,861
Fannie Mae	3% 07/01/36 #MA2672	2,437,547	2,582,157
Fannie Mae	4% 4/1/38 #MA3337	1,104,725	1,190,543
Fannie Mae	10YR 6.50% 12/37 #AD0070	24,517	28,485
Fannie Mae	6.50% 9/28 #AD0329	41,465	45,775
Fannie Mae	6.50% 12/35 #AD0723	32,860	38,369
Fannie Mae	15YR 5.50% 3/24 #AE0467	9,576	9,931
Fannie Mae	15YR 6.00% 3/24 #AE0745	14,568	15,088
Fannie Mae	6.50% 8/36 #AE0746	23,612	27,605
Federal Home Loan Bank	0.375% 09/04/25	5,000,000	4,997,155
Federation Caisses Desjardins	2.05% 02/10/25 144A	1,080,000	1,135,161
Fifth Third Bank	2.6% 6/15/22	1,870,000	1,927,208
Fifth Third Bank	2.375% 01/28/25	1,500,000	1,596,034
First Republic Bank	1.912%/VAR 02/12/24	414,000	425,994
FirstEnergy Corp	2.05% 03/01/25	498,000	495,912
FirstEnergy Corp	1.6% 01/15/26	98,000	95,760
Fiserv Inc	3.5% 07/01/29	4,040,000	4,610,876
Florida Power & Light	2.85% 04/01/25	254,000	276,364
FMC Corporation	3.45% 10/1/29	1,445,000	1,644,221

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Ford Motor Credit Company	2.78% 9/15	1,507,000	1,533,044
Ford Motor Credit Company	2.95% 05/15	800,000	807,925
Ford Motor Credit Company	0.7% 09/15/25	1,009,000	1,016,142
Ford Motor Credit Company	2.31% 8/27	324,000	324,756
Ford Motor Credit Company	1.85% 03/15/23	400,000	405,370
Ford Motor Credit Company	3.52% 7/15/30 14	885,000	965,199
Fox Corporation	3.05% 04/07/25	3,200,000	3,500,323
Fox Corporation	3.666% 01/25/22	310,000	320,823
Freddie Mac	15YR 5.00% 10/23 #G13276	34,890	36,251
Freddie Mac	5.50% 1/24 #G13432	44,361	46,154
Freddie Mac	15YR 5.50% 12/21 #G13481	5,010	5,083
Freddie Mac	15YR 6.00% 1/24 #G13647	40,431	42,298
Freddie Mac	15YR 6.00% 1/24 #G13982	18,505	18,942
Freddie Mac	15YR 5.50% 12/24 #G14015	125,478	129,185
Freddie Mac	6.50% 9/23 #Z40030	430,771	454,742
Freddie Mac	6.50% 5/24 #Z40034	543,986	577,059
Freddie Mac	2068 B 10% 11/22	1,179	1,258
Freddie Mac	2420 MZ 6.5% 2/32	271,121	319,583
Freddie Mac	2012-4049 CA 3% 5/27	402,396	418,683
Freddie Mac	2011-3844 PJ 5% 1/40	107,672	109,842
Freddie Mac	0.375% 09/23/25	5,000,000	4,990,327
Freddie Mac	K067 A2 3.194% 07/27	7,015,000	8,023,998
Freddie Mac	2018-K076 A2 3.9% 04/28	2,534,000	3,028,962
Freddie Mac	2018-K076 AM 3.9% 04/28	1,575,000	1,865,093
Freddie Mac	2018-K078 AM 3.92% 06/51	4,960,000	5,909,984
Freddie Mac	K079 AM 3.93% 06/25/28	2,550,000	3,044,028
Freddie Mac	K077 AM 3.85% 05/28	660,000	786,465
Freddie Mac	2018-K080 AM 3.986% 07/28	4,700,000	5,632,332
Freddie Mac	2018-K082 AM 3.92% 09/28	2,800,000	3,359,593
Freddie Mac	2018-K733 AM 3.75% 09/25	2,300,000	2,579,481
Freddie Mac	2018-K083 AM 4.03% 10/28	1,000,000	1,207,777
Freddie Mac	2018-K084 AM 3.88% 10/28	7,241,000	8,586,878
Freddie Mac	2018-K085 AM 4.06% 10/28	2,500,000	3,007,887
Freddie Mac	2018-K086 AM 3.919% 11/28	750,000	900,580
Freddie Mac	3.832% 12/25/28	850,000	1,012,119
Freddie Mac	3.499% 1/25/26	2,500,000	2,735,094
Freddie Mac	3.492% 3/25/29	3,150,000	3,702,353
Freddie Mac	3.566% 3/25/29	3,500,000	4,137,264
Freddie Mac	K074 A2 3.6% 02/51	6,000,000	7,035,185
Freddie Mac	2527 TB 6% 11/32	9,721	11,388
Freddie Mac	3397 FC 0.8613% 12/37	144,448	146,367

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	20YR 6.00% 9/27 #G30357	64,665	73,080
Freddie Mac	20Yr 3% 01/01/33 #D99994	1,858,587	1,985,669
Freddie Mac	15YR 6.50% 7/21 #G12934	548	552
Freddie Mac	15YR 6.00% 11/23 #G13368	3,077	3,144
Freddie Mac	15Yr 3% 05/31 #G15797	1,243,054	1,331,787
Freddie Mac	15Yr 3% 10/01/30 #G18572	1,921,870	2,031,433
Freddie Mac	15Yr 3% 12/01/30 #G18578	1,519,122	1,605,724
Freddie Mac	8.50% 7/28 #G00981	31,914	35,794
Freddie Mac	2.5% 2/1/28 #J22472	3,010,020	3,150,844
Freddie Mac	30Yr 4.5% 02/01/47 #SD0135	1,815,836	2,034,090
Freddie Mac	20Yr 4.5% 01/01/40 #SC0045	2,199,093	2,455,852
Freddie Mac	30Yr 3% 07/01/28 #U79019	1,263,197	1,327,709
Freddie Mac	20Yr 5.5% 02/01/29 #G31156	3,198,367	3,583,693
Freddie Mac	30Yr 3.5% 05/01/28 #U49064	873,667	927,848
Freddie Mac	2075 PH 6.5% 8/28	16,913	19,214
Freddie Mac	2208 PG 7% 1/30	30,589	36,148
Freddie Mac	2262 Z 7.5% 10/30	17,062	20,399
Freddie Mac	1584 L 6.5% 9/23	15,141	16,126
Freddie Mac	1577 PK 6.5% 9/23	2,743	2,910
Freddie Mac	1617 PM 6.5% 11/23	12,654	13,534
Freddie Mac	1837 Z 6.5% 4/26	11,179	12,022
Freddie Mac	1835 D 6% 4/26	13,576	14,478
Freddie Mac	2399 OH 6.5% 1/32	27,314	32,170
Freddie Mac	2344 ZJ 6.5% 8/31	2,768	3,269
Freddie Mac	2011-3857 Ec 3.5% 8/39	227,281	228,865
Freddie Mac	3.5% 6/15/26	4,916,882	5,132,171
Freddie Mac	3% 03/15/27	2,000,000	2,117,448
Freddie Mac	2012-4026 HA 3.5% 12/39	850,185	863,190
Freddie Mac	2012-4016 Ca 2% 7/41	471,681	480,736
Freddie Mac	2% 05/15/42	488,509	499,210
Freddie Mac	2010-3703 Cy 4% 8/25	963,186	1,010,574
Freddie Mac	2014-4352 A 3% 4/40	305,793	310,165
Freddie Mac	2014-4358 Da 3% 6/40	915,435	926,090
Freddie Mac	4386 LJ 3% 12/43	591,934	621,206
Freddie Mac	2015-4441 Ak 3% 9/37	283,618	283,732
Freddie Mac	4454 B 3% 10/41	405,693	406,613
Freddie Mac	2015-4461 LA 3% 06/38	1,137,317	1,144,483
Freddie Mac	2015-4482 Dh 3% 6/42	1,303,406	1,375,867
Freddie Mac	2015-4502 Ga 3.5% 8/41	907,792	920,369
Freddie Mac	2016-4546 AB 2% 01/31	1,102,140	1,133,753
Freddie Mac	3% 8/15/27	2,516,520	2,627,716

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	2016-4569 DA 3% 08/44	1,169,895	1,225,460
Freddie Mac	4.5% 11/15/54	4,029,523	4,335,489
Freddie Mac	3% 5/15/43	1,246,956	1,274,815
Freddie Mac	2.5% 03/15/47	1,463,091	1,511,525
Freddie Mac	4189 Md 3.0% 6/33	177,711	178,707
Freddie Mac	3% 09/15/32	788,194	805,182
Freddie Mac	2013-4281 Lg 4% 1/43	304,322	316,040
Freddie Mac	2014-4305 Ma 3% 8/38	570,182	573,150
Freddie Mac	4314 KA 3% 12/39	1,575,099	1,592,274
Freddie Mac	2017-4716 PA 3% 07/44	2,970,223	3,064,259
Freddie Mac	2474 NR 6.5% 7/32	16,513	19,414
Freddie Mac	2484 LZ 6.5% 7/32	27,634	32,617
Freddie Mac	2009-3534 Mb 4% 5/24	520,106	541,634
Freddie Mac	15Yr 2.5% 10/31#G16387	536,932	560,878
Freddie Mac	3% 05/01/33 #G16550	935,218	984,441
Freddie Mac	25YR 5.50% 7/35 #G05815	24,917	28,783
Freddie Mac	6.50% 8/26 #C90985	10,082	11,109
Freddie Mac	6.50% 10/26 #C90995	62,333	68,761
Freddie Mac	20Yr 3.5% 6/32#C91456	454,743	490,686
Freddie Mac	6.00% 8/26 #G00587	12,276	13,388
Freddie Mac	5.50% 3/34 #G01665	37,092	42,964
Freddie Mac	6.00% 8/28 #C13910	33,964	38,210
Freddie Mac	15YR 4.00% 4/26 #E02867	32,252	34,239
Freddie Mac	3% 5/1/29 #J32373	2,011,422	2,120,432
Freddie Mac	2.5% 11/1/28 #J32374	1,908,668	1,996,773
Freddie Mac	2% 01/01/32 #ZS7735	2,637,083	2,767,460
Freddie Mac	2.5% 12/1/31 #SB0093	1,146,662	1,202,529
Freddie Mac	3% 02/01/34 #SB0179	1,324,812	1,392,080
Freddie Mac	3.5% 04/01/34 #SB0378	1,062,712	1,149,595
Freddie Mac	5.50% 5/34 #Z40042	270,772	312,070
Freddie Mac	20Yr 3% 11/33#G30872	564,920	604,429
Freddie Mac	20Yr 3.5% 05/38#G31067	274,977	296,712
Freddie Mac	2012-4135 AB 1.75% 06/42	49,950	51,492
Freddie Mac	2% 8/15/32	137,163	138,133
Freddie Mac	2% 10/15/32	146,086	147,174
Freddie Mac	2015-4472 Wl 3% 5/45	303,498	322,681
Freddie Mac	2.716% 6/25/22	1,037,000	1,062,133
Freddie Mac	2.406% 3/25/23	953,000	989,661
Freddie Mac	K724 A1 2.776% 03/23	192,622	195,921
Freddie Mac	4683 EA 2.5% 05/47	872,218	916,543
Freddie Mac	2.637% 1/23	916,000	950,168

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	3.3% 4/25/23	861,000	915,146
Freddie Mac	2013-K033 A2 3.06%	1,565,000	1,662,185
Freddie Mac	2013-K035 A2 3.458%	483,000	518,398
Freddie Mac	0.25% 08/24/23	1,926,000	1,928,125
Freddie Mac	2017-K727 A1 2.632% 10/23	101,963	104,049
Freddie Mac	2.946% 7/25/24	1,070,000	1,151,637
Freddie Mac	2018-4765 QA 3% 02/46	1,143,410	1,210,534
Freddie Mac	4847 CA 3.5% 11/15/45	755,351	795,619
Freddie Mac	4% 7/15/47	970,776	1,030,865
Freddie Mac	2019-4872 AB 4% 8/15/47	880,171	909,705
Freddie Mac	3% 7/25/39	840,911	884,300
Freddie Mac	3% 10/25/48	867,747	925,501
Freddie Mac	2018-4766 MA 3.5% 02/46	1,157,952	1,222,292
FSPC T-54 2A	6.5% 2/43	58,651	73,736
FSPC T-54 3A	7% 2/43	25,259	31,084
General Electric Capital	3.375% 3/11/24	786,000	854,601
General Motors Financial	3.7% 5/09/23	1,800,000	1,907,741
General Motors Financial	SOFR+120 11/17/23	2,490,000	2,494,976
General Motors Financial	3.5% 11/07/24	1,500,000	1,620,718
General Motors Financial	3.55% 4/9/21	508,000	511,932
General Motors Financial	4.15% 06/19/23	900,000	968,180
General Motors Financial	4.2% 11/6/21	900,000	927,632
Glencore Funding LLC	1.625% 09/01/25 144A	1,260,000	1,295,992
GM Financial Leasing Trust	2.98% 12/20/21	434,792	436,656
GM Financial Leasing Trust	0.45% 08/21	1,828,000	1,832,545
GM Financial Leasing Trust	1.67% 12/20/20 A3	1,379,000	1,397,379
GM Financial Leasing Trust	2.39% 7/22	93,646	94,068
GM Financial Leasing Trust	2.97% 11/16/23	562,651	572,317
GM Financial Leasing Trust	2.67% 3/21/22	217,345	218,546
GM Financial Leasing Trust	0.38% 08/18/25	900,000	901,536
GMF Floorplan Owner Revolving Trust	3.13% 03/15/2023	773,000	777,340
GMF Floorplan Owner Revolving Trust	0.68% 08/15/25	456,000	458,697
GMF Floorplan Owner Revolving Trust	0.69% 10/15/25	1,007,000	1,012,565
GNMA	20YR 6.50% 4/23 #593677	5,837	6,081
GNMA	2008-47 PC 5% 11/16/37	243,914	249,779
GNMA	3% 08/20/50 #MA6820	2,242,775	2,359,761
GNMA	6.50% 1/23 #530795	20,635	21,499
GNMA	4% 12/16/24	1,041,241	1,089,865
GNMA	2010-98 Ch 3% 10/39	99,563	100,423
GNMA	2% 06/16/41	2,144,267	2,214,693
GNMA	2013-106 Pa 4% 2/43	865,628	938,215

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
GNMA	3.5% 01/01/51	1,300,000	1,377,615
GNMA	4% 04/20/47 #MA4383	761,633	820,369
GNMA	6.50% 9/29 #002808	102,516	115,905
GNMA	5.50% 7/38 #004187	12,535	14,109
GNMA	6.00% 11/38 #004285	8,822	10,057
GNMA	7.00% 8/28 #416611	10,263	11,625
GNMA	7.00% 8/28 #458917	3,420	3,842
GNMA	7.00% 2/28 #462548	881	950
GNMA	7.00% 7/28 #462643	31,337	35,462
GNMA	7.00% 10/28 #481353	37,381	42,627
GNMA	7.00% 5/32 #552576	11,384	13,217
GNMA	8.00% 11/29 #186997	601	688
Goldman Sachs	3.85% 7/08/24	740,000	818,173
Goldman Sachs	5.75% 1/24/22	3,650,000	3,857,952
Goldman Sachs	3.85% 01/26/27	4,715,000	5,379,526
Goldman Sachs	3.75% 2/25/26	800,000	908,560
Goldman Sachs	3% 4/26/22	1,510,000	1,522,243
Goldman Sachs	2.908%/VAR 6/5/23	1,490,000	1,542,434
Goldman Sachs	3.2% 2/23/23	2,325,000	2,456,508
Goldman Sachs	3.5% 04/01/25	1,025,000	1,139,821
Goldman Sachs	1.093%/VAR 12/09/26	1,245,000	1,257,502
Goldman Sachs	2.876%/VAR 10/22	3,450,000	3,519,958
Goldman Sachs	2.905%/VAR 7/24/23	1,500,000	1,557,910
Goldman Sachs	0.627%/VAR 11/17/23	1,000,000	1,004,008
Great-West Lifeco US Financial	0.904% 08/12/25 144A	470,000	471,968
GSMS 14-GC18 AAB	3.648% 1/47	72,222	75,359
GSMS 14-GC20 AAB	3.655% 4/47	84,052	88,225
GSMS 14-GC26 AAB	3.365% 11/47	418,651	440,173
GSMS 15-GC28 AAB	3.206% 02/48	302,452	318,234
GSMS 15-GC30 A4	3.382% 05/10/50	556,000	613,797
GSMS 15-GC32 A3	3.498% 7/48	4,300,000	4,669,047
GSMS 15-GC32 AAB	3.513% 7/48	262,805	278,741
GSMS 2012-ALOH A	3.551% 4/10/34	1,780,000	1,797,147
GSMS 2012-GC6 A3	3.482% 01/45	439,341	446,224
GSMS 2012-GCJ7 A4	3.377% 05/45	2,429,216	2,459,023
GSMS 2012-GCJ9 A3	2.773% 11/45	1,228,883	1,265,317
GSMS 2012-GCJ9 AAB	2.368% 10/45	691,674	700,209
GSMS 2013-GC10 A5	2.943% 2/46	868,000	900,712
Guardian Life Global Funding	1.1% 06/23/25 144A	959,000	972,485
Guardian Life Global Funding	1.4% 07/06/27 144A	1,200,000	1,214,537
Harot	2.64% 02/22	376,289	378,317

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Hart	2.79% 07/22	456,321	459,292
Hart	1.94% 2/15/24	647,000	658,882
Hart	0.38% 05/15/25	981,000	982,706
Healthcare Trust	3.5% 8/1/26	104,000	117,746
Healthpeak Properties Inc	3% 1/15/30	1,505,000	1,646,376
HSBC Holdings	3.262%/VAR 3/13/23	3,905,000	4,035,899
HSBC Holdings	3.033%/VAR 11/22/23	900,000	945,824
HSBC Holdings	4.292%/VAR 09/12/26	1,050,000	1,196,416
HSBC Holdings	1.645%/VAR 04/18/26	1,577,000	1,612,573
HSBC Holdings	3.95%/VAR 5/18/2024	650,000	701,091
HSBC Holdings	3.803%/VAR 3/11/25	1,000,000	1,091,868
HSBC Holdings	1.589%/VAR 05/24/27	1,000,000	1,016,665
Huntington Bancshares	2.3% 1/14/22	457,000	465,226
Huntington Bancshares	2.625% 8/6/24	785,000	838,740
Huntington National Bank	3.25% 5/21	850,000	857,006
Husky Energy	4% 4/15/24	1,000,000	1,071,552
Hyundai Capital	2.85% 11/1/22 144A	1,435,000	1,487,039
Hyundai Capital	2.375% 02/10/23 144A	670,000	690,479
Hyundai Capital	5.75% 04/06/23 144A	1,065,000	1,179,464
Hyundai Capital	1.8% 10/15/25 144A	850,000	871,284
IBM Corporation	1.7% 05/15/27	1,600,000	1,661,068
IBM Corporation	2.85% 5/13/22	1,100,000	1,139,039
Idaho Power Co	4.2% 03/01/48	1,075,000	1,390,531
Imperial Tobacco	3.125% 7/26/24 144A	2,180,000	2,334,294
ING Group N.V.	3.55% 4/9/24	275,000	300,412
ING Group N.V.	1.4%/VAR 07/01/26 144A	1,185,000	1,204,663
ING Group N.V.	3.15% 3/29/22	850,000	879,038
Intercontinental Exchange	3.45% 09/21/23	505,000	544,090
Intl Finance Corp	2.875% 07/31/23	3,000,000	3,201,327
Ipalco Enterprises Inc	4.25% 05/01/30 144A	230,000	265,385
Italy Republic of	2.375% 10/17/24	1,700,000	1,787,656
ITC Holdings	2.7% 11/15/22	523,000	544,220
Japan Bank International	1.5% 7/21/21	787,000	792,316
Japan Finance Organization for Municipalities	2.125% 10/23 144A	1,000,000	1,044,951
Japan Finance Organization for Municipalities	2.625% 4/20/22 144A	1,200,000	1,234,164
Japan Finance Organization for Municipalities	3% 3/12/24 144A	400,000	429,841
Jersey Central Power & Light	4.3% 1/15/26 144A	440,000	491,921
John Deere Capital	2.6% 3/7/24	272,000	291,173
John Deere Capital	0.7% 07/05/23	477,000	482,019
John Deere Owner Trust	2.21% 12/15/23	709,000	722,683

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Johnson & Johnson	1.3% 09/01/30	1,890,000	1,897,205
JP Morgan Chase & Co.	3.2% 1/25/23	1,000,000	1,058,556
JP Morgan Chase & Co.	3.625% 5/13/24	1,340,000	1,480,369
JP Morgan Chase & Co.	3.2% 6/26	2,060,000	2,305,887
JP Morgan Chase & Co.	2.95% 10/01/26	1,140,000	1,264,454
JP Morgan Chase & Co.	3.702%/VAR 5/6/30	1,810,000	2,098,637
JP Morgan Chase & Co.	2.956%/VAR 05/13/31	2,135,000	2,340,463
JP Morgan Chase & Co.	3.559%/VAR 04/23/24	850,000	910,982
JP Morgan Chase & Co.	3.514% 06/18/22	850,000	861,701
JP Morgan Chase & Co.	4.023%/VAR 12/05/24	1,100,000	1,211,701
JP Morgan Chase & Co.	3.207% VAR 4/1/23	600,000	622,182
JP Morgan Chase & Co.	2.083%/VAR 04/22/26	1,000,000	1,055,917
JP Morgan Chase & Co.	1.514%/VAR 06/01/24	960,000	985,565
JP Morgan Chase & Co.	1.045%/VAR 11/19/26	1,250,000	1,263,836
JPMBB 13-C12 ASB	3.157% 07/45	692,896	704,823
JPMBB 14-C22 A3A1	3.5379% 9/47	1,770,212	1,899,419
JPMBB 14-C22 ASB	3.5036% 09/47	261,832	274,068
JPMBB 15-C27 A3A1	2.9202% 2/48	3,893,449	4,184,048
JPMBB 15-C32 A4	3.3293% 11/48	3,000,000	3,215,436
JPMBB Commercial Mortgage Securities Trust 2014	3.8012% 9/15/47	711,000	780,876
JPMBB Commercial Mortgage Securities Trust 2015	3.6108% 5/15/48	373,000	415,829
JPMCC 12-C8 ASB	2.3791% 10/45	847,112	860,253
JPMCC 13-C10 A5	3.1425% 12/47	1,068,178	1,115,681
JPMCC 13-C13 A4	3.99% 1/15/46	489,369	524,514
JPMCC 16-JP4 A2	2.9343% 12/49	328,739	334,010
JPMCC 17-JP5 A3	3.3422% 03/50	2,100,000	2,203,645
JPMCC 2012-C8 A3	2.8291% 10/45	364,443	374,964
JPMCC 2015-JP1 A2	3.1438% 1/49	37,331	37,327
Keurig Dr Pepper Inc	3.551% 5/25/21	725,000	734,040
Keurig Dr Pepper Inc	4.057% 5/25/23	1,770,000	1,923,018
Key Corp	5.1% 3/24/21	435,000	439,559
KeyBank National	3.3% 2/1/22	255,000	263,152
Kinder Morgan Energy Partners, L.P.	3.5% 9/1/23	492,000	525,576
Kinder Morgan Inc	2% 02/15/31	2,095,000	2,115,929
KNDL 2019-KNSQ Mortgage Trust	1ML+80 5/15/36	965,000	965,005
Kroger	3.3% 1/15/21	215,000	215,171
Kubota Credit Owner Trust	3.1% 08/15/2022 144A	493,877	499,196
Laboratory Corp	3.2% 2/01/22	150,000	154,461
Lennox International Inc	1.7% 08/01/27	185,000	188,188
Level 3 Financing	3.4% 3/1/27 144A	2,270,000	2,471,167

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Liberty Mutual	4.569% 2/1/29 144A	1,320,000	1,621,185
Lloyds Bank plc	3.87%/VAR 07/09/25	4,320,000	4,764,122
Lloyds Bank plc	2.907/VAR 11/07/23	965,000	1,008,233
Lloyds Bank plc	2.438%/VAR 02/05/26	1,004,000	1,060,487
Lloyds Bank plc	0% 8/14/22	1,085,000	1,118,160
Lloyds Bank plc	1.326%/VAR 06/15/23	880,000	889,672
Macquarie	3.189/VAR 11/23 144A	1,835,000	1,918,311
Manitoba Provence	2.125% 6/26	100,000	107,238
Manitoba Provence	2.6% 4/16/24	1,170,000	1,253,386
Manufacturers & Traders Trust Company	2.5% 5/18/22	500,000	514,367
Marsh & Mclennan	2.75% 1/30/22	886,000	907,045
Marsh & Mclennan	3.875% 3/15/24	393,000	433,401
MasterCard Inc	3.3% 03/26/27	57,000	65,005
Mcdonalds	2.625% 1/15/22	530,000	542,773
Mcdonalds	3.3% 07/01/25	177,000	197,062
Medtronic Inc	3.5% 3/15/25	1,224,000	1,373,327
Mercedes Benz Auto Lease Trust	2.0% 10/17/22	2,079,000	2,105,630
Mercedes Benz Auto Lease Trust	1.88% 09/15/25	631,000	645,367
Mercedes Benz Auto Lease Trust	3.1% 11/15/21	605,973	608,467
Mercedes Benz Auto Lease Trust	0.4% 11/15/23	485,000	486,022
Mercedes Benz Auto Lease Trust	1.84% 12/15/22	517,000	524,223
MetLife	2.65% 4/22 144A	750,000	772,147
MetLife Global Funding I	1.95% 01/13/23 144A	1,000,000	1,031,684
MetLife Global Funding I	0.9% 06/08/23 144A	745,000	754,396
Mid-Atlantic Interstate Transmission	4.1% 5/28 144A	860,000	961,230
Mitsubishi UFJ Financial Corp	3.761% 7/26/23	3,080,000	3,338,968
Mitsubishi UFJ Financial Corp	2.623% 7/18/22	2,630,000	2,718,646
Mitsubishi UFJ Financial Corp	1.412% 07/17/25	2,370,000	2,434,268
Mitsubishi UFJ Financial Corp	0.848%/VAR 09/15/24	2,670,000	2,685,576
Mitsubishi UFJ Financial Corp	2.19% 9/13/21	276,000	279,542
Mitsubishi UFJ Financial Corp	2.998% 2/22	436,000	449,054
Mitsubishi UFJ Financial Corp	3.455% 03/02/2023	750,000	799,073
Mitsubishi UFJ Financial Corp	3.218% 3/7/22	400,000	413,582
Mitsubishi UFJ Financial Corp	2.193% 02/25/25	1,100,000	1,162,371
Mizuho Financial Group	3.922/VAR 9/24	3,870,000	4,207,605
Mizuho Financial Group	2.721%/VAR 7/16/23	935,000	965,659
Mizuho Financial Group	1.241%/VAR 07/10/24	1,215,000	1,235,082
Mizuho Financial Group	0.849%/VAR 09/08/24	1,425,000	1,433,095
Mizuho Financial Group	2.273% 9/13/21	500,000	506,575
Mizuho Financial Group	2.953% 2/22	500,000	514,952
Molson Coors Brewing	3.5% 5/22	665,000	691,478

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Moodys Corp	3.75% 03/24/25	409,000	459,218
Morgan Stanley	3.125% 01/23/23	1,890,000	1,994,543
Morgan Stanley	3.772%/VAR 01/24/29	270,000	312,877
Morgan Stanley	4% 07/23/25	320,000	366,287
Morgan Stanley	1.794%/VAR 02/13/32	2,225,000	2,237,406
Morgan Stanley	3.75% 2/25/23	465,000	498,532
Morgan Stanley	3.875% 01/27/26	1,455,000	1,668,618
Morgan Stanley	3.625% 01/20/27	2,540,000	2,914,320
Morgan Stanley	5.5% 7/28/21	525,000	540,434
Morgan Stanley	3.737%/VAR 4/24	3,375,000	3,631,244
Morgan Stanley	SOFR+83 6/10/22	1,310,000	1,313,419
Morgan Stanley	2.188%/VAR 04/28/26	3,625,000	3,828,115
Morgan Stanley	2.75% 05/19/22	850,000	877,791
Morgan Stanley	0.56%/VAR 11/10/23	1,250,000	1,252,850
Morgan Stanley	3.17% 11/10/36	623,000	647,092
Mosaic Co New	4.25% 11/15/23	2,275,000	2,484,775
MPLX LP	4.125% 03/01/27	380,000	438,112
MPLX LP	4% 03/15/2028	1,225,000	1,408,841
MPLX LP	2.65% 08/15/30	1,175,000	1,230,735
MPLX LP	1.75% 03/01/26	1,110,000	1,148,476
MSBAM 13-C13 ASB	3.557% 11/46	342,546	355,612
MSBAM 15-C22 ASB	3.04% 4/15/48	175,879	183,838
MSBAM 2012-C6 A4	2.858% 11/45	760,095	782,730
MSBAM 2013-C11 A4	4.15% 8/46	228,000	244,661
MSBAM 2013-C7 A4	2.918% 2/46	616,000	639,970
MSBAM 2013-C8 A4	3.134% 12/48	703,000	733,368
MSBAM 2014-C16 ASB	3.477% 6/47	323,600	337,517
MSBAM 2014-C17 ASB	3.477% 8/47	448,155	470,082
MSBAM 2015-C21 A3	3.077% 3/48	5,358,873	5,671,390
MSBAM 2015-C21 ASB	3.15% 03/48	100,054	104,925
MSBAM 2016-C28 A3	3.272% 01/15/49	265,994	288,645
MSC 2015-MS1 A3	3.51% 5/48	3,500,000	3,806,389
MUFG Union Bank	3.15% 4/1/22	2,275,000	2,349,245
Mylan, Inc	4.55% 4/15/28	1,410,000	1,675,527
NALT 2019-A3	2.76% 3/15/22	818,688	823,420
National Bank of Canada	0.55%/VAR 11/15/24	506,000	507,382
Nationwide Building Society	3.622%/VAR 4/26/23	2,760,000	2,866,784
Nationwide Building Society	3.766%/VAR 03/08/24 144A	2,505,000	2,666,677
Natwest Markets plc	3.625% 9/29/22 144A	3,125,000	3,294,451
New York City Transitional Finance Authority (TFA)	2.05% 08/01/23	225,000	233,570

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
New York City Transitional Finance Authority (TFA)	2.85% 02/01/24	210,000	223,946
New York Life Global FDG	1.1% 05/05/23 144A	482,000	490,374
New York State Urban Development Corporation	2.67% 03/15/23	525,000	548,499
New York State Urban Development Corporation	2.7% 03/15/23	665,000	695,198
NextEra Energy Capital Holdings, Inc.	2.403% 09/01/21	5,750,000	5,829,022
NextEra Energy Capital Holdings, Inc.	2.25% 06/01/30	1,225,000	1,283,602
NextEra Energy Capital Holdings, Inc.	2.9% 4/1/22	1,125,000	1,160,848
NextEra Energy Capital Holdings, Inc.	2.75% 05/01/25	848,000	917,213
Nisource Inc	0.95% 08/15/25	1,261,000	1,268,346
Noble Energy Inc	3.9% 11/15/24	1,500,000	1,673,044
Nomura Holdings Inc	1.851% 07/16/25	1,490,000	1,553,758
Norfolks South	3.25% 12/01/21	20,000	20,369
Northrop Grumman	3.5% 3/21	700,000	704,331
NRG Energy Inc	2% 12/02/25 144A	2,945,000	3,052,378
Nutrien Limited	3.15% 10/01/22	250,000	260,002
Nutrition & Biosciences	1.23% 10/01/25 144A	750,000	757,796
Oneok Inc	4% 07/13/27	590,000	657,622
Oneok Inc	4.55% 7/15/28	1,635,000	1,870,464
Oneok Inc	3.1% 03/15/30	985,000	1,048,762
Oneok Inc	2.75% 9/1/24	1,355,000	1,428,961
Oneok Partners	3.375% 10/01/22	1,145,000	1,191,663
Ontario Province	3.4% 10/17/23	2,205,000	2,390,264
Ontario Teachers	3.125% 03/20/22	565,000	581,805
Ontario Teachers Finance Trust	2.75% 04/16/21	250,000	251,757
Oracle Corp	1.9% 9/15/21	4,725,000	4,772,553
Otis Worldwide Corp	2.056% 04/05/25	1,100,000	1,165,602
Pacific Life GF II	1.2% 06/24/25 144A	693,000	702,330
Paypal Holdings Inc	1.35% 06/01/23	449,000	459,709
Paypal Holdings Inc	1.65% 06/01/25	353,000	368,734
People's United	3.65% 12/06/22	995,000	1,042,415
Philip Morris	2.625% 2/18/22	324,000	332,002
Philip Morris	2.875% 5/1/24	870,000	936,425
Philip Morris	1.5% 05/01/25	597,000	618,245
Philip Morris	0.875% 05/01/26	573,000	575,239
Phillips 66	3.85% 04/09/25	1,795,000	2,021,725
Pioneer Natural Resource	1.9% 08/15/30	1,655,000	1,638,471
Plains All American Pipeline	2.85% 1/31/23	800,000	828,365
Plains All American Pipeline	4.5% 12/26	800,000	895,844
PNC Bank	2.95% 1/30/23	1,040,000	1,093,649
PNC Bank	3.8% 7/25/23	460,000	498,633

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
PNC Financial Services	3.45% 4/23/29	970,000	1,117,579
PPL Capital Funding Inc	3.5% 12/01/22	405,000	424,675
Pricoa Glbl	2.4% 9/23/24 144A	1,000,000	1,061,278
Pricoa Glbl	2.45% 9/21/22 144A	626,000	648,505
Principal Financial Group	3.3% 9/15/22	460,000	482,612
Principal Life Global FDG II	1.25% 06/23/25 144A	610,000	622,619
Private Export Funding	2.65% 2/21 144A	1,040,000	1,043,160
Protective Life Global	1.082% 06/09/23 144A	540,000	549,314
Province of Alberta	1% 05/20/25	2,000,000	2,033,600
PSEG Power LLC	3.85% 06/01/23	1,105,000	1,188,798
Pt Holdings Co Inc (Unlist)	—	525	—
Public Service Electric and Gas Company	3.65% 9/01/28	2,900,000	3,364,409
Public Service Electric and Gas Company	2.65% 11/22	577,000	601,364
Public Service Enterprise	0.8% 08/15/25	1,175,000	1,175,138
Public Service Enterprise	2% 11/15/21	293,000	296,544
Quebec Province	0.6% 07/23/25	2,500,000	2,510,094
Quebec Province	2.75% 4/12/27	480,000	537,446
Quebec Province	7.14% 2/27/26	630,000	798,859
Regeneron Pharmaceutical	1.75% 09/15/30	1,075,000	1,057,968
Regions Financial Corp	3.8% 8/14/23	1,019,000	1,105,344
Regions Financial Corp	2.25% 05/18/25	526,000	557,701
Reliance STD Life	2.15% 01/21/23 144A	665,000	681,692
Republic Services Inc	0.875% 11/15/25	1,250,000	1,259,162
Roper Technologies	2.8% 12/15/21	651,000	664,813
Roper Technologies	3.65% 09/15/2023	547,000	593,467
Roper Technologies	1% 09/15/25	136,000	137,611
Ross Stores Inc	1.875% 04/15/31	2,700,000	2,709,076
Ross Stores Inc	0,875% 04/15/26	942,000	941,381
Royal Bank of Canada	1.15% 06/10/25	2,190,000	2,237,437
Royal Bank of Canada	3.7% 10/5/23	850,000	926,705
Royal Bank of Canada	2.55% 7/16/24	1,103,000	1,179,298
Royal Bank of Canada	1.6% 04/17/23	1,000,000	1,028,288
Royal Bank of Scotland	3.498%/VAR 5/23	2,230,000	2,315,231
Royal Bank of Scotland	2.359%/VAR 05/22/24	650,000	676,309
Royal Bank of Scotland	4.519%/VAR 06/25/20	1,029,000	1,123,402
Ryder System Inc	2.5% 09/01/22	395,000	407,708
Ryder System Inc	3.35% 09/01/25	540,000	601,646
Santander UK	2.1% 01/13/23	1,400,000	1,446,521
Santander UK	4.45% 12/3/21	750,000	774,449
Schlumberger Holdings Corporation	2.4% 8/01/22 144	1,850,000	1,896,273
Sempra Energy	2.9% 02/01/2023	153,000	160,515

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Servicenow Inc	1.4% 09/01/30	1,395,000	1,360,061
Shell International Finance	3.5% 11/13/23	250,000	272,112
Shire Acquisitions Investments Ireland Limited	2.4% 9/23/21	1,062,000	1,075,843
Shire US	3.2% 9/23/26	2,200,000	2,460,504
Simon Property	2.35% 1/30/22	175,000	177,701
Simon Property	2.75% 06/01/23	690,000	725,189
Societe Generale	4.25% 9/23 144A	1,025,000	1,117,751
Societe Generale	2.625% 01/22/25 144A	2,175,000	2,303,092
Societe Generale	1.375% 07/08/25 144A	1,185,000	1,210,850
Societe Generale	1.488%/VAR 12/14/26 144A	663,000	668,266
Southern Company	2.35% 7/01/21	1,500,000	1,511,785
SP Powerassets LTD	3% 9/26/27 144A	1,150,000	1,265,633
SRT 2020-B	0.57% 04/22/24	1,113,000	1,116,620
SSM Health Care Corporation	3.688% 6/1/23	470,000	501,902
SSTRT 19-1A A3	2.986% 2/27/23	385,659	390,378
SSTRT 2018-2A A3	3.325% 8/22	461,644	465,936
Standard Chartered Bank	2.819%/VAR 01/30/26 144A	530,000	561,302
Standard Chartered Bank	3ML+1.15 1/20/23	1,790,000	1,856,187
Starbucks Corp	3.8% 08/15/2025	420,000	477,877
State Street Corp	2.354%/VAR 11/1/25	500,000	533,561
State Street Corp	2.901%/VAR 03/30/26	602,000	655,644
State Street Corp	2.825%/VAR 03/30/23	55,000	56,762
State Street Government Short Term Investments Fund	—	32,767,983	32,767,983
Sumitomo Mitsui Banking Corp	2.784% 7/22	1,295,000	1,342,521
Sumitomo Mitsui Banking Corp	2.778% 10/22	575,000	599,224
Sumitomo Mitsui Banking Corp	2.696% 7/16/24	1,085,000	1,158,209
Sumitomo Mitsui Banking Corp	1.474% 07/08/25	1,720,000	1,761,150
Sumitomo Mitsui Banking Corp	1.05% 09/12/25 144A	1,150,000	1,157,410
Sumitomo Mitsui Banking Corp	2.846% 01/11/22	1,000,000	1,025,050
Suncor Energy Inc	3.6% 12/01/24	1,000,000	1,102,999
Suntrust Banks Inc	2.7% 1/27/22	1,500,000	1,535,368
Suntrust Banks Inc	3.502%/VAR 8/2/22	669,000	681,141
Suntrust Banks Inc	3.2% 4/1/24	850,000	922,510
Suntrust Banks Inc	2.8% 5/17/22	1,100,000	1,136,127
Swiss Re Treasury (US) Corp	2.875% 12/22 144A	580,000	596,244
Synchrony Bank	3.65% 5/24/21	850,000	858,426
Synovus Bank GA	2.289%/VAR 02/10/23	252,000	255,197
Takeda Pharmaceutical	4% 11/26/21	1,120,000	1,152,367
TAOT 2017-C A3	1.78% 11/21	8,400	8,405
TAOT 2018-B A3	2.96% 9/15/22	241,991	244,569

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
TAOT 2019-B	2.57% 8/15/23	1,399,000	1,425,564
Tennessee Valley Authority	7.125% 5/01/30	130,000	198,223
Tennessee Valley Authority	2.875% 02/01/27	290,000	326,678
Texas Eastern Transmission LP	2.8% 10/15/22 144A	4,000,000	4,134,440
Textron Inc	3.9% 9/17/29	1,140,000	1,307,797
Time Warner Inc	8.375% 7/15/33	1,350,000	2,087,089
TJX Cos Inc	3.5% 04/15/25	298,000	332,651
TJX Cos Inc	1.15% 05/15/28	712,000	715,264
T-Mobile USA Inc	3.5% 04/15/25 144A	3,485,000	3,850,855
T-Mobile USA Inc	2.05% 02/15/28 144A	2,205,000	2,293,553
T-Mobile USA Inc	1.5% 02/15/26 144A	1,775,000	1,817,369
Toronto Dominion Bank	1.15% 06/12/25	1,195,000	1,219,971
Total Capital International	2.875% 2/17/22	13,000	13,370
Total Capital International	2.75% 6/19/21	430,000	435,012
Toyota Motor Corp	2.6% 1/11/22	1,000,000	1,023,565
Toyota Motor Corp	0.5% 08/14/23	575,000	577,898
Transcontinental Gas Pipe Line Company	4% 03/15/28	1,285,000	1,482,272
Transcontinental Gas Pipe Line Company	3.25% 05/15/30	770,000	862,393
Truist Bank	1.5% 03/10/25	1,000,000	1,035,118
Truist Financial Corp	1.2% 08/05/25	1,000,000	1,026,221
UBS	1.364%/VAR 01/30/27 144A	1,455,000	1,470,944
UBS	4.0484% 5/15/51	4,200,000	4,855,594
UBS	4.125% 09/25 144A	1,350,000	1,545,504
UBS	1.008%/VAR 07/30/24 144A	2,371,000	2,393,764
UBS	2.859%/VAR 08/23 144A	2,315,000	2,399,819
UBS	1.75% 04/21/22 144A	1,445,000	1,470,674
UBSBB 2012-C2 A4	3.525% 5/63	447,000	460,539
UnitedHealth Group	4.7% 2/21	2,150,000	2,156,661
UnitedHealth Group	1.25% 01/15/26	100,000	103,033
US 10yr Note Future	MAR21 TYH1	(97)	(10,609)
US 2yr Note Future	MAR21 TUH1	395	9,258
US 5yr Note Future	MAR21 FVH1	411	19,266
US Bancorp	1.45% 05/12/25	1,100,000	1,141,355
US Long Bond Future	MAR21 USH1	(26)	(8,938)
US Treasury Bond	6.25% 8/15/43	1,095,000	1,270,029
US Treasury Bond	3.75% 11/15/43	2,255,000	3,240,329
US Treasury Bond	3.375% 05/15/44	845,000	1,153,557
US Treasury Bond	3.125% 08/15/44	6,740,000	8,873,368
US Treasury Bond	2.75% 08/15/47	280,000	350,350
US Treasury Bond	1.625% 11/15/50	3,625,000	3,603,477
US Treasury Bond	0.125% 09/15/23	9,245,000	9,237,777

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
US Treasury Bond	0.125% 10/15/23	25,480,000	25,460,094
US Treasury Bond	0.25% 10/31/25	17,865,000	17,784,049
US Treasury Bond	0.625% 11/30/27	20,993,000	20,979,879
US Treasury Bond	0.375% 11/30/25	6,015,000	6,022,049
US Treasury Bond	0.125% 12/15/23	21,960,000	21,932,550
US Treasury Bond	2.125% 9/30/21	13,380,000	13,579,655
US Treasury Bond	2.25% 11/15/24	48,680,000	52,433,685
US Treasury Bond	1.5% 1/31/22	70,000	71,039
US Treasury Bond	1.75% 9/30/22	49,565,000	50,962,888
US Treasury Bond	2.25% 11/15/25	41,885,000	45,729,912
US Treasury Bond	1.125% 02/28/21	5,950,000	5,958,807
US Treasury Bond	1.625% 04/30/23	19,260,000	19,922,815
US Treasury Bond	1.875% 1/31/22	28,210,000	28,743,345
US Treasury Bond	1.875% 03/31/22	15,335,000	15,670,453
US Treasury Bond	2.125% 6/30/22	2,335,000	2,404,776
US Treasury Bond	1.875% 04/30/22	21,021,000	21,510,395
US Treasury Bond	1.25% 08/31/24	3,385,000	3,511,012
US Treasury Bond	0.375% 04/30/25	90,274,000	90,587,843
US Treasury Bond	2.0% 10/31/22	5,685,000	5,879,089
US Treasury Bond	2.375% 01/31/23	16,445,000	17,209,436
US Treasury Bond	2.75% 4/30/23	4,470,000	4,739,946
US Treasury Bond	0% 11/15/27	19,000,000	17,992,146
US Treasury Bond	0% 5/15/29	890,000	823,469
US Treasury Bond	0% 5/15/30	805,000	729,808
US Treasury Bond	0% 2/15/38	6,300,000	4,879,353
US Treasury Bond	0% 2/15/39	1,315,000	995,522
US Treasury Bond	0% 11/15/43	1,295,000	986,884
US Treasury Bond	0% 11/15/43	270,000	184,227
US Treasury Bond	0% 01/07/21	447,000	446,999
US Treasury Bond	0.125% 08/15/23	22,785,000	22,770,759
US Treasury Bond	0.125% 08/31/22	1,210,000	1,210,047
US Treasury Bond	0.25% 11/15/23	9,280,000	9,305,375
US Treasury Bond	1.75% 1/31/23	8,290,000	8,568,492
US Treasury Bond	1.625% 11/15/22	8,030,000	8,253,334
US Treasury Bond	1.75% 11/30/21	195,000	197,879
US Treasury Bond	2.125% 3/31/24	3,630,000	3,856,308
US Treasury Bond	2% 5/31/24	19,345,000	20,527,614
US Treasury Bond	1.5% 9/15/22	7,455,000	7,628,853
US Treasury Bond	1.375% 10/15/22	5,020,000	5,131,577
US Treasury Bond	1.5% 10/31/24	400,000	419,172
US Treasury Bond	1.5% 12/15/22	7,515,000	7,733,992

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
US Treasury Bond	0.5% 03/15/23	9,105,000	9,178,267
US Treasury Bond	0.125% 05/15/23	25,030,000	25,021,200
US Treasury Bond	0.25% 06/15/23	21,808,500	21,863,021
US Treasury Bond	0.125% 06/30/22	2,180,000	2,180,255
US Treasury Bond	1.5% 01/15/23	5,615,000	5,771,167
US Treasury Bond	1.375% 02/15/23	1,350,000	1,385,490
US Treasury Bond	2.25% 4/15/22	1,075,000	1,104,311
US Treasury Bond	2.25% 4/30/24	8,822,300	9,422,285
US Treasury Bond	2.125% 5/15/22	454,000	466,414
US Treasury Bond	1.75% 6/15/22	880,000	900,659
US Treasury Bond	0.25% 07/31/25	2,200,000	2,193,125
US Treasury Bond	0.875% 11/15/30	2,383,000	2,373,691
US Treasury Bond	0.625% 12/31/27	10,286,000	10,269,928
US Treasury Bond	2.375% 8/15/24	43,900,000	47,309,109
US Treasury Bond	1.625% 9/30/26	15,713,000	16,746,621
US Treasury Bond	1.5% 01/31/27	4,737,000	5,019,185
US Treasury Bond	2.625% 6/30/23	8,500,000	9,022,617
US Ultra Bond Future	MAR21 UXYH1	(416)	(91,000)
US Ultra Bond Future	MAR21 WNH1	(100)	(72,760)
USAA Capital	1.5% 05/01/23 144A	188,000	192,830
Valero Energy Corp	2.85% 04/15/25	585,000	622,930
Vende	6.5% 2/24	60,517	64,866
Ventas Realty	3.5% 4/15/24	387,000	420,894
Ventas Realty	2.65% 1/15/25	643,000	688,040
Verizon	4.016% 12/3/29	601,000	712,825
Verizon	2.65% 11/20/40	1,390,000	1,403,699
Verizon	5.15% 09/15/23	1,984,000	2,236,391
Verizon	2.946% 03/15/22	608,000	627,011
Verizon	3% 03/22/27	97,000	107,408
VF Corporation	2.4% 04/23/25	2,500,000	2,666,234
Viatris Inc	1.65% 06/22/25 144A	855,000	883,549
Virginia Electric & Power Co.	2.95% 1/15/22	340,000	346,959
Visa Inc	1.9% 04/15/27	193,000	205,350
Vistra Operations Co LLC	3.55% 7/15/24 144A	780,000	844,556
Vistra Operations Co LLC	3.7% 1/30/27 144A	1,600,000	1,763,671
Volkswagen	4% 11/21 144A	925,000	953,223
Volkswagen	4.25% 11/023 144A	1,295,000	1,424,165
Volkswagen	2.7% 9/26/22 144A	700,000	725,696
Volkswagen	2.5% 9/24/21 144A	327,000	331,870
Volkswagen	1.25% 11/24/25 144A	1,250,000	1,260,305
Volkswagen Auto Loan Enhanced Trust	3.32% 11/21/22	289,256	292,676

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
VZOT 2020-A A1A	1.85% 07/22/24	1,016,000	1,040,391
Wells Fargo	2.572%/VAR 02/11/31	1,915,000	2,025,592
Wells Fargo	3.069% 1/24/23	600,000	617,108
Wells Fargo	2.897%/VAR 5/27/22	2,365,000	2,388,996
Wells Fargo	2.164%/VAR 02/11/26	2,790,000	2,933,243
Wells Fargo	2.188%/VAR 04/30/26	2,015,000	2,121,146
Wells Fargo	1.654%/VAR 06/02/24	2,335,000	2,398,716
Wells Fargo	2.918% 10/45	836,347	861,495
Wells Fargo	3.55% 8/14/23	850,000	917,949
Wells Fargo	3.75% 1/24/24	1,000,000	1,091,541
Welltower Inc.	3.625% 3/15/24	2,142,000	2,334,214
Welltower Inc.	2.7% 2/15/27	800,000	881,243
Welltower Inc.	3.95% 09/01/23	353,000	382,973
Western Union Company	2.85% 1/10/25	202,000	216,962
Westinghouse Air Brake Technologies	4.95% 09/15/28	680,000	806,427
Westpac Banking	2.8% 1/11/22	1,000,000	1,026,014
WestRock Company	3.75% 3/15/25	1,970,000	2,195,664
WFCM 15-LC20 A3	3.086% 4/50	4,800,000	4,861,117
WFCM 2013-LC12 A1	1.676% 7/46	28,125	28,141
WFCM 2015-C27	3.451% 02/15/48	926,000	1,013,907
WFCM 2015-C27 ASB	3.278% 2/48	413,089	434,156
WFCM 2016-C34 A2	2.603% 6/49	460,128	462,626
WFCM 2016-C37 A2	3.103% 12/49	349,958	354,136
WFNMT 2018-B A	3.46% 07/15/25	2,000,000	2,043,773
WFRBS 13-C12 ASB	2.838% 3/48	35,808	36,640
WFRBS 13-C16 ASB	3.963% 9/46	110,056	114,910
WFRBS 14-C20 ASB	3.638% 05/47	154,736	162,567
WFRBS 14-C23 ASB	3.636% 10/57	209,031	220,135
WFRBS 2011-C3 A4	4.375% 3/44	434,711	435,313
WFRBS 2012-C7 A2	3.431% 6/45	363,000	374,488
WFRBS 2012-C9 A3	2.87% 11/45	508,811	521,828
WFRBS 2012-C9 ASB	2.445% 11/45	1,020,917	1,034,934
WFRBS 2013-C11 A5	3.071% 03/45	918,000	958,836
WFRBS 2013-C12 A4	3.198% 3/48	362,000	378,672
WFRBS 2013-C14 A5	3.337% 6/46	1,183,000	1,250,189
WFRBS 2013-C16 A5	4.415% 09/46	470,000	513,340
WFRBS 2014-C22 ASB	3.464% 9/57	652,781	684,645
Williams Partners	3.6% 3/15/22	545,000	562,663
World Omni Automobile Lease Securitization Trust	2.94% 5/16/22	469,000	473,294
World Omni Automobile Lease Securitization Trust	3.75% 2/15/24	641,000	642,615

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Xylem Inc	4.875% 10/01/21	400,000	412,917
Zions Bancorporation	3.35% 3/4/22	356,000	366,376

Adjustment to Contract Value			(97,504,089)

Total Investment Contracts			$2,061,550,282

Registered Investment Companies
Fidelity Investments Money Market Government Portfolio - Institutional Class Fund *	Money Market Fund	53,122,921	$53,122,921
American Funds New Perspective Fund Class R-6	Equity Based Fund	8,385,749	507,505,526
Invesco Developing Markets Fund Class R6	Equity Based Fund	4,347,442	232,370,772
Pimco Total Return Institutional Fund	Fixed Income Based Fund	57,299,762	607,377,482
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	30,486,030	933,482,251
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	46,138,564	3,412,408,211
Vanguard Real Estate Index Institutional Shares	Equity Based Fund	9,465,858	176,348,926

Total Registered Investment Companies			$5,922,616,089

Self-Directed Brokerage Account	Various		$883,077,643

Common Collective Trusts
BlackRock Government Short-Term Investment Fund Class 3	Money Market Fund	797,022,074	$797,022,074
Janus Henderson Balanced Collective Fund Fee Class I	Blended Based Fund	52,929,955	2,292,925,645
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending Tier R	Fixed Income Based Fund	14,302,039	1,805,489,379
Northern Trust ACWI ex-US Fund - DC NonLending -Tier R	Equity Based Fund	13,512,652	1,921,634,309
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending - Tier R	Equity Based Fund	5,556,052	1,102,654,072
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending Tier R	Equity Based Fund	18,891,232	4,133,401,545

Total Common Collective Trusts			$12,053,127,024

Raytheon Technologies Common Stock
Raytheon Technologies Corporation*	Raytheon Technologies Common Stock	21,539,662	$1,540,301,230

Total Raytheon Technologies Common Stock			$1,540,301,230

Total Investments			$22,460,672,268

Participant Loans*	Approximately 3.25%-9.50%		$191,945,713

Total Investments, Including Participant Loans			$22,652,617,981

*Party-in-interest

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 17, 2021

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ MICHAEL J. WOOD
Michael J. Wood
Corporate Vice President and Controller
Principal Accounting Officer